                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-48491

PROSPECTUS

                                428,572 SHARES

                            EUFAULA BANCCORP, INC.

                                 COMMON STOCK

                              ------------------

  Eufaula BancCorp, Inc. (the "Company") hereby offers for sale (the "Offering") 428,572 shares of its Common Stock, par value $1.00 per share ("Common Stock"), excluding an additional 64,285 shares that may be sold to the Underwriters pursuant to an over-allotment option. The Company's Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq SmallCap SM Market ("Nasdaq") under the symbol "EUFA." On April 20, 1998, the closing bid and asked prices for the Company's Common Stock as reported by Nasdaq were $15 1/4 and $17 1/2, respectively. See "MARKET PRICES OF AND DIVIDENDS DECLARED ON COMMON STOCK."

  The initial public offering price per share and the Underwriters' discount were determined by agreement between the Company and the Underwriters. See "UNDERWRITING."

  YOU SHOULD CONSIDER CAREFULLY THE INFORMATION DISCUSSED UNDER "RISK FACTORS" AT PAGE 7.

                              ------------------

THE  SECURITIES  OFFERED  BY  THIS  PROSPECTUS ARE  NOT  SAVINGS  ACCOUNTS  OR
 DEPOSITS AND  ARE NOT INSURED  BY THE FEDERAL DEPOSIT  INSURANCE CORPORATION
  OR ANY OTHER GOVERNMENTAL AGENCY.  THESE SECURITIES HAVE NOT BEEN APPROVED
   OR DISAPPROVED BY  THE SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE
    SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
     OF  THIS  PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A
      CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                       UNDERWRITING
                                            PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                             PUBLIC   COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share................................    $14.00       $0.98        $13.02
--------------------------------------------------------------------------------
Total(3).................................  $6,000,008    $420,001    $5,580,007

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "UNDERWRITING."
(2) Before deducting offering expenses payable by the Company, estimated to be $173,000. See "USE OF PROCEEDS."
(3) The Company has granted the Underwriters a 30-day option to purchase up to 64,285 additional shares of Common Stock, on the same terms and conditions set forth above, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Commissions and Proceeds to Company will be $6,899,998, $483,000 and $6,416,998, respectively. See "UNDERWRITING."

                              ------------------

  The shares of Common Stock are being offered by the Underwriters subject to prior sale, when, as and if received and accepted by the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify the Offering without notice and to reject any order in whole or in part. It is expected that certificates representing the Common Stock will be available for delivery on or about April 24, 1998.

                          STERNE, AGEE & LEACH, INC.

                 THE DATE OF THIS PROSPECTUS IS APRIL 21, 1998

                             EUFAULA BANCCORP, INC.
                               BANKING LOCATIONS



         [MAP OF EUFAULA BANCCORP, INC. BANKING LOCATIONS APPEARS HERE]

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT STABILIZING TRANSACTIONS AND SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE
"UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING ACTIVITIES IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

  The Company will provide to holders of the Common Stock annual reports containing financial statements audited by the Company's independent auditors. In addition, the Company will furnish annual reports on Form 10-KSB and quarterly reports on Form 10-QSB free of charge to stockholders who so request in writing addressed to the Secretary of the Company.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission" or the "SEC"). Such reports and other information, including proxy and information statements, can be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Commission also maintains a Web Site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

  The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form SB-2 (herein, together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto and reference is made to the Registration Statement and exhibits thereto for further information with respect to the Company and the Shares offered hereby. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, together with exhibits, may be inspected without charge and copied at prescribed rates at the principal or regional offices of the Commission at the addresses indicated above. Copies also may be obtained at prescribed rates from the public reference facilities maintained by the Commission, at 450 Fifth Street, N.W., Washington, D.C.

  The principal office and mailing address of the Company are 218-220 Broad Street, Eufaula, Alabama 36072, telephone (334) 687-3581.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements and notes thereto contained elsewhere in this Prospectus, and you should read this Prospectus in full. In addition, unless otherwise indicated, the information in this summary assumes that the Underwriters' over-allotment option will not be exercised. You should carefully consider the information set forth under the heading "RISK FACTORS."

THE COMPANY AND THE BANKS

  The Company was incorporated under the laws of the State of Delaware in 1988. The Company is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company operates two wholly-owned subsidiary banks (the "Banks"), Southern Bank of Commerce ("Southern Bank"), with branches in Eufaula and Montgomery, Alabama, and First American Bank of Walton County ("American Bank"), with branches in Santa Rosa Beach, Grayton Beach, Freeport and Panama City, Florida. The Company's only significant business activity is the ownership and supervision of the Banks. As of December 31, 1997, Southern Bank had total assets of $83.4 million, and American Bank had total assets of $35.7 million. See "BUSINESS."

  Southern Bank was incorporated in Eufaula, Alabama in 1926 with the name "Eufaula Bank and Trust Company." The name of the bank was changed to "Southern Bank" in 1997 to reflect the growth and expansion of the bank into markets outside Eufaula. Southern Bank became a wholly owned subsidiary of the Company pursuant to the formation of the Company in 1988. American Bank was incorporated as a Florida corporation in 1987. The Company acquired American Bank in 1991. See "THE COMPANY."

  Southern Bank has one subsidiary, Credit Plan, Inc., an Alabama corporation, which is engaged in the consumer finance business. At December 31, 1997, Credit Plan, Inc. had 463 consumer loans outstanding totaling $763,000 and net income of $37,000. See "BUSINESS."

  The Company through the Banks offers a broad range of bank and bank-related services. The Banks perform banking services customary for full service banks of similar size for customers in their respective service areas. These services include the making of personal and commercial loans, the furnishing of personal and commercial checking accounts and the receipt of demand and time deposit accounts. The Banks do not offer trust services. See "RISK FACTORS," "THE COMPANY," and "BUSINESS."

  The market areas served by the Company have traditionally been rural areas. From time to time, the Company has sought to acquire other banks, and the Company may seek to acquire other banks as opportunities arise. The Company has also decided to expand into other, and more populous, market areas by opening branches of its existing Banks. Southern Bank opened a branch in Montgomery, Alabama in 1997 and intends to open a branch in Huntsville, Alabama in 1998. The Company intends to continue expansion through branching, and in 1999 and beyond may seek to establish branches in the Birmingham, Mobile, Dothan and Auburn-Opelika areas in Alabama and in the Pensacola and Tallahassee areas in Florida. The Company may also seek expansion opportunities in Georgia from time to time. The Company has as a goal the making of commercial loans in the range of $500,000 to $3 million, which the Company believes is a type of loan that the larger banking institutions in the more populous market areas may not be seeking. See "THE COMPANY," "USE OF PROCEEDS" and "BUSINESS."

  Financial highlights of the Company include the following:

  Asset and Loan Portfolio Growth--The Company's assets have grown from $82.1 million at December 31, 1993 to $120.9 million at December 31, 1997, representing a compound annual increase of approximately 10.2%, and the Company's loan portfolio has increased over the same period from $38.9 million to $78.6 million, representing a compound annual increase of approximately 19.2%.

  Net Income--Since December 31, 1993, the Company's net income has increased from $875,000 to $1 million for the year ended December 31, 1997, representing a compound annual growth rate of 3.6%. The Company considers this growth rate acceptable as a result of recent expansion and the related noninterest expense associated therewith. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS"

  Shareholders' Equity--The Company's total shareholders' equity has increased from $8.2 million at December 31, 1993 to $11.9 million at December 31, 1997, representing a compound annual increase of approximately 9.9%.

  Asset Quality--Since December 31, 1993, the Company's ratio of net charge-offs to average outstanding loans net of unearned income has not exceeded .22% and was .09% at December 31, 1997. The majority of the Company's loans are collateralized by real estate and personal guarantees.

  See "Summary Consolidated Financial Data."

  Recent Developments--The Company recently announced that its net earnings for the quarter ending March 31, 1998 are expected to be approximately $103,445 or $0.05 per share based upon 2,109,916 shares of Common Stock outstanding. This compares with first quarter 1997 net earnings of $210,000 or $0.10 per share. During the first quarter of 1998, the Company incurred additional operating expenses related to the opening of three branches in 1997 by American Bank, two of which were opened in the last quarter of 1997, and the opening of the Hunstville and Montgomery, Alabama branches by Southern Bank. See "RISK FACTORS--Ability to Sustain Growth; Profitability," "THE COMPANY--Expansion Strategy," and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Results of Operations for Years Ended December 31, 1997 and 1996."

                                  THE OFFERING

 Securities To Be Sold............  428,572 shares of Common Stock, par value
                                    $1.00 per share. See "UNDERWRITING."
 Shares Outstanding After the
  Offering........................  2,538,488. See "UNDERWRITING."
 Use of Proceeds..................  To increase capital to support the Banks'
                                    growth and for general corporate purposes.
                                    See "USE OF PROCEEDS."
 NASDAQ Symbol....................  EUFA. See "MARKET PRICE OF AND DIVIDENDS
                                    DECLARED ON COMMON STOCK."

                       EUFAULA BANCCORP AND SUBSIDIARIES

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                          YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------
                                   1997      1996     1995     1994     1993
                                 --------  --------  -------  -------  -------
                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                   DATA)
SELECTED BALANCE SHEET DATA:
 Total assets................... $120,942  $104,816  $95,319  $84,452  $82,116
 Total loans....................   78,604    52,168   48,455   41,428   38,931
 Total deposits.................  104,609    90,297   83,614   73,512   71,492
 Investment securities..........   25,458    36,897   33,957   29,795   29,176
 Shareholders' equity...........   11,941    10,715    9,948    8,562    8,201
SELECTED INCOME STATEMENT DATA:
 Interest income................ $  8,717  $  7,445  $ 7,097  $ 5,838  $ 5,341
 Interest expense...............    3,755     2,999    2,875    2,135    1,840
                                 --------  --------  -------  -------  -------
   Net interest income..........    4,962     4,446    4,222    3,703    3,401
 Provision for loan losses......      174        81       86       60       51
 Other income...................    1,119       985      798      898      937
 Other expenses.................    4,473     3,551    3,348    3,155    3,086
                                 --------  --------  -------  -------  -------
 Income before tax..............    1,434     1,799    1,583    1,386    1,201
 Income tax expense.............      427       570      471      390      328
                                 --------  --------  -------  -------  -------
   Net Income................... $  1,007  $  1,229  $ 1,112  $   886  $   875
                                 ========  ========  =======  =======  =======
PER SHARE DATA:(1)
 Net income--Basic.............. $   0.48  $   0.61  $  0.54  $  0.49  $  0.43
 Net income--Diluted............     0.45      0.56     0.53     0.48     0.43
 Book value.....................     5.69      5.22     4.85     4.17     4.00
 Tangible book value............     4.99      4.47     4.05     3.34     3.13
 Dividends......................     0.14      0.13     0.12     0.11     0.10
PROFITABILITY RATIOS:
 Net income to average total
  assets........................     0.90%     1.24%    1.21%    1.16%    1.12%
 Net income to average stock-
  holders' equity...............     8.89%    11.90%   12.02%   11.47%   11.18%
 Net interest margin(2).........     4.99%     4.99%    5.17%    4.88%    4.88%
 Net interest margin on a tax-
  able equivalent basis(3)......     5.23%     5.27%    5.42%    5.21%    5.24%
 Efficiency ratio(4)............    73.56%    65.38%   66.74%   68.57%   71.14%
LOAN QUALITY RATIOS:
 Net charge-offs to total
  loans.........................     0.09%     0.06%    0.22%   -0.02%    0.06%
 Allowance for loan losses to
  total loans and OREO..........     0.96%     1.24%    1.25%    1.51%    1.43%
 Nonperforming assets to total
  loans and OREO................     1.09%     1.56%    2.11%    0.02%    0.16%
 Allowance for loan losses to
  nonperforming loans...........  1190.63%  2852.17%   59.08% 7825.00% 2540.91%
 Allowance for loan losses to
  total nonperforming assets....    87.69%    79.23%   59.08% 7825.00%  887.30%
LIQUIDITY RATIOS:
 Loans to total deposits........    75.14%    57.77%   57.95%   58.36%   54.46%
 Loans to average earning as-
  sets..........................    79.03%    58.59%   59.29%   54.61%   55.85%
 Noninterest-bearing deposits
  to total deposits.............    17.50%    20.80%   22.21%   22.31%   23.88%
CAPITAL ADEQUACY RATIOS:
 Stockholders' equity to total
  assets........................     9.87%    10.22%   10.44%   10.14%    9.99%
 Dividend payout ratio..........    29.17%    21.67%   22.22%   22.45%   23.26%
 Tier I Capital (4% required
  minimum)(5)...................    13.11%    15.54%   16.30%   15.78%   14.70%
 Total risked based capital (8%
  required minimum)(6)..........    14.03%    16.60%   17.49%   17.04%   15.95%
 Leverage ratio (4% required
  minimum)(7)...................     9.20%     9.42%    9.36%    8.33%    8.58%

--------
(1) All per share data for prior years have been adjusted to reflect the three-for-two stock split effected in the form of a 50% stock dividend issued to shareholders of record as of November 15, 1997 and a two for one stock split effected in the form of a 100% stock dividend on December 20, 1996.
(2) Net interest income divided by average earning assets.
(3) Net interest income presented on a taxable-equivalent basis assuming a 34% Federal tax rate divided by average earning assets.
(4) Other expenses divided by the sum of net interest income plus other income.
(5) Total shareholders' equity excluding unrealized losses on securities available for sale, net of taxes and intangible assets divided by total risk-weighted assets.
(6) Total shareholders' equity excluding unrealized losses on securities available for sale, net of taxes and intangible assets plus allowance for loan losses (limited to 1.25% of risk-weighted assets) divided by total risk-weighted assets.
(7) Total shareholders' equity excluding unrealized losses on securities available for sale, net of taxes and intangible assets divided by average assets less intangible assets.

                                 RISK FACTORS

  Before purchasing the Common Stock offered hereby, you should consider the specific risk factors set forth below as well as the other information set forth elsewhere in this Prospectus. See "THE COMPANY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BUSINESS" for a description of other factors affecting the business of the Company generally.

  ADEQUACY OF ALLOWANCE FOR LOAN LOSSES. There are certain risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and, in the case of a collateralized loan, risks resulting from uncertainties as to the future value of the collateral. The Company attempts to maintain in the Banks an allowance for loan losses at a sufficient level to provide for potential losses in its loan portfolio. The amount of the allowance for loan losses is periodically determined by management based upon consideration of several factors, including: (1) an ongoing review of the quality, mix and size of the overall loan portfolio; (2) historical loan loss experience; (3) evaluation of non-performing loans; (4) assessment of economic conditions and their related effects on the existing portfolio; and (5) the amount and quality of collateral, including guarantees, securing loans. However, there is no precise method of predicting loan losses and there can be no assurance that the allowance for loan losses will be sufficient to absorb future loan losses. If loan losses exceed the allowance, or if management's view of the risk inherent in the lending function changes, these changes could have an adverse impact on the Company's earnings and financial condition. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- Allocation of the Allowance for Loan Losses."

  POTENTIAL IMPACT OF CHANGES IN INTEREST RATE ENVIRONMENT. Significant changes in the interest rate environment, especially increasing interest rates, may have a negative impact upon the profitability of the Company. While management has taken precautions to limit the impact of upward movements in interest rates, there can be no assurance that the Company will continue to perform as well as it has previously if interest rates rise. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- Asset/Liability Management."

  ASSET/LIABILITY MANAGEMENT. The Company's profitability is largely dependent upon its net interest income, which is the difference between interest income and interest expense. As of December 31, 1997, the Company's cumulative one-year interest rate sensitivity gap ratio was 73 percent. This indicates that the Company's interest-bearing liabilities will reprice during this period at a rate faster than the Company's interest-earning assets. As a result, the cost of the Company's interest-bearing liabilities will likely adjust to changes in market interest rates at a faster rate than the yield on the Company's earning assets. Consequently, the Company's net interest income could be adversely affected during periods of increasing interest rates. However, management believes that the type and amount of the Company's interest rate-sensitive liabilities (a significant portion of which are composed of money market, NOW and savings accounts whose yields, to a certain extent, are subject to the discretion of management) may reduce the potential impact that a rise in interest rates might have on the Company's net interest income. In addition, the Company has borrowing agreements with three correspondent banks and the Federal Home Loan Bank in order to provide temporary liquidity as necessary. However, there can be no assurance that the Company's asset/liability strategy will be successful or that the Company could maintain its current level of profitability in a rising interest rate environment. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Asset/Liability Management."

  COMPETITION. The banking business is extremely competitive. The Company and the Banks compete with financial institutions (including mortgage companies and other finance companies which are not commercial banks) which are well established, and several of which have significantly greater resources and lending limits. This is especially true in larger markets where the Banks have opened, or intend to open, new branches. Such competitors perform certain services, such as investment and international banking services, which the Banks do not provide directly. However, the Banks may offer many of these services through its correspondent banks. Competition is expected to intensify with interstate banking and branching. Competition for acquisitions is expected to include money center banks and major regional bank holding companies. These same institutions, as well as other financial institutions, also compete intensely for assets and deposits within the Company's markets. Competition from these institutions could adversely affect the Company's ability to grow profitably its asset and deposit base especially through the opening of branch offices in new markets where the Banks have not competed in the past and to make acquisitions. See "THE COMPANY," and "BUSINESS--General" and "--Competition."

  ABILITY TO SUSTAIN GROWTH; PROFITABILITY. The market areas served by the Company have historically been rural areas and afford limited, if any, opportunities for growth. The Company believes its future growth will depend primarily on the expansion of the business of the Banks through internal growth and the opening and acquisition of new branch offices in new larger markets, and, to a lesser extent, on the acquisition of other financial institutions. The ability to profitably grow through the opening or acquisition of new branches will depend primarily on, among other things, the Company's ability to identify profitable and growing markets and branch locations within such markets, attract necessary deposits to profitably operate such branches, and locate sound loans and investment opportunities within such markets. Acquisitions of branches or other banks also involve risks of adversely changing results of operations, unforseen liabilities or asset quality problems of the acquired entity, encountering greater than anticipated costs of incorporating acquired businesses into the Company and other conditions not within the control of the Company such as adverse personnel relations, loss of customers because of change in identity, deterioration of local economic conditions and other risks affecting the acquired institution. Furthermore, the Company's continued growth and profitability depends on the ability of its officers and key employees to manage such growth effectively, to attract and retain skilled employees including new management, to obtain additional financing, if necessary, at an acceptable cost and to expand the capabilities of the Company's management informational system. The Company regularly evaluates the adequacy of its current policies, procedures, systems and resources. However, as a consequence of the Company's growth strategy, the Company's profitability will likely fluctuate widely and could be negatively impacted as there can be no assurance that the Company will be able to successfully manage its growth or adequately address all of the changing demands its planned expansion may impose on its policies, procedures, systems and resources.

  LIMITED NUMBER OF BANKS. The Company currently owns two banks. Due to its relatively small existing base of banks and total assets, adverse results or events at a particular Bank could have a more significant impact on the Company's results of operations or financial condition than would be the case of a company with a greater number of banks and branches and total assets. Further, under federal law, a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured depository institution or any assistance provided by the FDIC to a commonly controlled FDIC-insured institution in danger of default. These provisions can have the effect of making subsidiary Banks of the Company responsible for FDIC-insured losses at another subsidiary Bank. See "THE COMPANY," "BUSINESS--General" and "SUPERVISION AND REGULATION."

  LOCAL ECONOMIC CONDITIONS. The success of the Company is dependent to a certain extent upon the general economic conditions in the geographic markets served by the Banks. Although the Company expects that economic conditions will be favorable in these markets, no assurance can be given that favorable economic conditions will occur. Adverse changes in economic conditions in the geographic markets that the Banks serve would likely impair the Banks' ability to collect loans and could otherwise have a negative effect on the financial condition of the Company. See "BUSINESS."

  GEOGRAPHIC CONCENTRATION; SIGNIFICANCE OF AGRICULTURAL
ECONOMY. Substantially all of the Company's deposits and assets at December 31, 1997, were derived from operations in the relatively rural markets of Barbour County, Alabama and Walton County, Florida. Consequently, the Company's profitability may be negatively affected by factors that have a significant impact on agriculture, including weather. Some of the Banks' market areas have experienced severe weather in 1998, primarily heavy rains and flooding. However, in contrast to Barbour County, the economy of Walton County, Florida depends substantially upon tourism, tourism related industry and a major military base. See "THE COMPANY" and "BUSINESS--Loan Portfolio."

  YEAR 2000 COMPLIANCE COSTS. Like many companies, the Company relies on computers for the daily conduct of business and for data processing. There is general concern that on January 1, 2000 computers will be unable to "read" the new year and as a consequence there could be widespread computer malfunctions. The Company has implemented steps to address this issue by hiring a technology consultant to advise it regarding such issue. The Company expects to incur approximately $25,000 to $50,000 to modify its information systems to process information in the year 2000 and beyond. The Company has entered into an agreement with a third party to provide computer and information services. Although the Company believes that the costs to be incurred will not have a material adverse effect on the Company, additional compliance costs could be incurred, especially if the third party provider is unable to satisfactorily provide the services for which the Company has contracted. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Year 2000 Issue Costs."

  GOVERNMENT REGULATION AND LEGISLATION. Banking is a highly regulated industry. For instance, regulatory agencies have the authority to prohibit or limit the Banks' activities if the agencies deem such activities to be unsafe or unsound. From time to time, legislation is proposed or enacted that has the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial and non-financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, the Alabama legislature and the Florida legislature, and before various state and federal bank regulatory agencies. Most recently, authorization of interstate branching is likely to facilitate interstate branching and merger activity and enhance competition among financial institutions. The effects these changes might have on the Company or the Banks and the likelihood of additional changes are impossible to predict. See "SUPERVISION AND REGULATION."

  RELIANCE ON KEY PERSONNEL. The Company relies heavily on the services of Greg B. Faison, its President and Chief Executive Officer and on its Board of Directors. The Company does not hold key man insurance on any of these persons. The loss of the services of any of these persons could have a material adverse effect on the Company and the Banks. See "THE COMPANY" and "MANAGEMENT."

  SECURITIES NOT INSURED. The shares of Common Stock being offered are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other federal agency.

  DIVIDEND POLICY. The Company has paid annual dividends of $.14, $.13 and $.12 per share for the fiscal years 1997, 1996 and 1995, respectively, and has declared a dividend of $0.04 per share for the first quarter of 1998. The Company relies upon the payment of dividends to it by the Banks as the source of revenue for payment of dividends on its Common Stock. The payment of dividends to the Company by the Banks is limited by law and by the need to maintain adequate capital in the Banks. The Board of Governors of the Federal Reserve System has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention appears consistent with the capital needs, asset quality and overall financial condition. Both Alabama law, as applied to Southern Bank, and Florida law, as applied to American Bank, limit the amount of the dividends that the Banks may pay to the Company. See "PROSPECTUS SUMMARY--Summary Consolidated Financial Data"; "MARKET PRICE OF AND DIVIDENDS DECLARED ON COMMON STOCK"; "SUPERVISION AND REGULATION"; and the Consolidated Financial Statements and related Notes.

  DILUTION. Investors in the Offering will suffer dilution of their equity interest in the Company due to the fact that the net tangible book value per share of the Company's common stock at February 28, 1998 was $5.04, while the offering price is $14.00 per share. Thus, investors in the Common Stock will incur an immediate dilution of $7.67 per share. See "DILUTION."

  ANTI-TAKEOVER MEASURES. The Company has certain takeover defenses in place, including (i) certain provisions relating to meetings of stockholders; (ii) the ability of the Board of Directors to issue additional shares without stockholder approval; (iii) retirement agreements with directors which provide for accelerated benefits if the directors' position is terminated after a change in control of the Company; and (iv) a staggered board of directors. Any of these measures may impede the takeover of the Company without the approval of the Company's Board of Directors, may result in the Company being less attractive to potential acquirers and may result in stockholders receiving less for their shares than otherwise might be available. See "DESCRIPTION OF CAPITAL STOCK--Certain Anti-Takeover Effects."

                                  THE COMPANY

  The Company was organized in 1988 as a bank holding company for Southern Bank. The Company acquired American Bank in 1991. The Company attempts to set and coordinate policy for the Banks, and, in particular, has established strategies regarding both the expansion of the Company into new markets and the procedures for Bank operations which are described more fully below.

EXPANSION STRATEGY

  The Banks perform banking services typical of commercial banks in their market areas. Although Southern Bank, which was organized in 1926 as Eufaula Bank and Trust Company, has operated traditionally in the rural area of Barbour County, Alabama, the Company has attempted in recent years to expand its operations and develop its business in more heavily populated areas. The Board of Directors of the Company believes this expansion strategy will create a stable banking franchise and provide the best means of returning value to the Company's shareholders.

  First American is the only Bank which the Company has acquired since its formation. Although the Company may seek to acquire other banks if suitable opportunities arise, the Board of Directors of the Company realizes that the Company's ability to acquire other banks may for the foreseeable future be limited by both the Company's relatively small size in relation to other banks to be acquired and the relatively large size of other acquiring banks.

  Accordingly, the Company has attempted to expand the Company's operations by opening branch offices in relatively larger and faster growing markets. Southern Bank opened a branch in Montgomery, Alabama's third largest city and the state capital, in 1997, and has applied for a branch in Huntsville, Alabama's fourth largest city, to be opened in 1998. Southern Bank intends to open branches in Alabama's other major metropolitan areas in 1999 and beyond, including Birmingham and Mobile, the largest and second largest cities in Alabama, respectively, and in Dothan and the Auburn-Opelika area.

  In Florida, American Bank intends to seek branching opportunities in Pensacola and Tallahassee during the next two years.

  The Company also has under consideration possible expansion into Georgia. Eufaula is located on the Alabama-Georgia state line, and Southern Bank makes loans to borrowers located in and otherwise has customers in Quitman County, Georgia.

  Management considers a variety of criteria when evaluating potential branch expansion, including (i) short- term and long-term growth prospects for the market and branch location; (ii) the management and other resources required to integrate the operations, if desirable; (iii) the degree to which the branch would enhance the geographic diversification of the Company; (iv) the degree to which the branch would enhance the Company's presence in an existing market or provide opportunities in a new market; and (v) the costs of operating such a branch.

  The Company recently announced that its net earnings for the quarter ending March 31, 1998 are expected to be approximately $103,445 or $0.05 per share based upon 2,109,916 shares of Common Stock outstanding. This compares with first quarter 1997 net earnings of $210,000 or $0.10 per share. During the first quarter of 1998, the Company incurred additional operating expenses related to the opening of three branches in 1997 by American Bank, two of which were opened in the last quarter of 1997, and the opening of the Hunstville and Montgomery, Alabama branches by Southern Bank. See "RISK FACTORS--Ability to Sustain Growth; Profitability, and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- Results of Operations for Years Ended December 31, 1997 and 1996."

OPERATING STRATEGY

  The Company's general operating strategy is to (i) attract core deposits from, and provide an array of financial services to, individuals and small to medium-sized businesses; (ii) adhere to strict credit administration standards; (iii) manage interest rate risk; (iv) continue to improve internal operating systems; (v) manage noninterest expense; and (vi) emphasize community involvement.

  In particular, several banks that compete with the Company have been acquired by large financial institutions, some of them located out-of-state. Management believes that, in many cases, the acquiring institutions have shifted the focus of the acquired banks away from individual service and the small and medium-sized businesses that are the core of the Company's marketing efforts. The Company believes that there is an opportunity in the more heavily populated areas of Alabama and Florida to make attractive loans to commercial and small business borrowers who seek financing in the $500,000 to $3 million range. The Company believes that this loan size may be a size that the larger financial institutions may not be actively seeking. Thus, the Company operates as a traditional community bank with conveniently located facilities and a professional, motivated staff and intends to continue to focus its marketing efforts on individuals and on the small and medium-sized businesses in its market areas in order to attract deposits from such individuals and businesses.

  To pursue these goals, the Company has organized Bank management under a system composed of Bank and city presidents. Each Bank has a president who is responsible for overall operations of the Bank. In areas where the Banks have branches outside Eufaula, Alabama (in the case of Southern Bank) and Santa Rosa Beach, Florida (in the case of American Bank), the Banks have designated city presidents who are responsible for operations in their respective cities. This includes a city president for Montgomery, Alabama, as part of Southern Bank, and a city president for Panama City, Florida, as part of American Bank. A city president has been designated for Huntsville, Alabama once Southern Bank opens its branch in that city.

  The presidents of the Banks, including city presidents, have considerable lending and management authority. The Company believes this operating strategy provides for local autonomy and decision making, which results in better loan quality and customer service. Thus, although corporate policy, or strategy and certain administrative policies are established by the Board of Directors of the Company, lending and local market decisions are made primarily at the local level to permit each Bank and branch to respond to the differing needs and demands of its own market.

  In order to manage the expansion and operating strategies, the Board of Directors and management of the Company were reorganized in 1996. The boards of the Banks are now primarily composed of persons who do not serve on the Board of the Company. The Company believes that this board composition provides more local autonomy for the Banks' boards and their management, with the Board of Directors of the Company having general oversight of Company expansion and operating strategy. As part of this restructuring, the Board designated Greg Faison, the CEO of Southern Bank, and the President and CEO of the Company, as the person to whom the presidents of the Banks and the city presidents report. As a result, Mr. Faison's responsibility, among other things, is to coordinate and supervise both the expansion and operating strategies of the Company and the Banks.

  For a further discussion of the business of the Company, see "BUSINESS."

                 MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK

  Shares of the Company's Common Stock are traded in the Nasdaq SmallCap SM Market ("Nasdaq") and quoted under the symbol EUFA. Shares of Company Common Stock have been quoted on Nasdaq since June, 1996. Prior to that time, there was no active trading market for the Common Stock and shares were traded in privately negotiated transactions. As soon as practicable after completion of the Offering, the Company intends to have the Common Stock included for listing on the Nasdaq National Market System assuming the appropriate requirements for such listing are satisfied.

  The low and high bid prices (which reflect interdealer prices without adjusting for retail markup, markdown or commissions and not necessarily representing actual transactions) and dividends declared for the past two fiscal years to date on the Company's Common Stock, as reported on Nasdaq are shown in the table below. On December 12, 1996, the Company undertook a two for one stock split effected through a stock dividend and on November 15, 1997, the Company undertook a three for two stock split effected through a stock dividend. The share prices and dividends set forth in the following table have been adjusted to reflect these stock splits.

                                      BID PRICE OF
                                      COMMON STOCK          DIVIDENDS DECLARED ON
                                   ------------------           COMMON STOCK
                                    LOW         HIGH             (PER SHARE)
                                   ------      ------       ---------------------
      1996
      1st Quarter.................     --          --             $ 0.0325
      2nd Quarter(1).............. $   6 3/16  $   6 11/16        $ 0.0325
      3rd Quarter.................     7           7 11/16        $ 0.0325
      4th Quarter.................     8           9              $ 0.0325

      1997
      1st Quarter.................     9           9 21/64        $ 0.035
      2nd Quarter.................     9 21/64    10 1/2          $ 0.035
      3rd Quarter.................    10 1/2      11              $ 0.035
      4th Quarter.................    11          17 5/8          $ 0.035

      1998
      1st Quarter.................    15          18              $ 0.04

--------
(1) Trading on the Nasdaq SmallCapSM Market commenced in June, 1996.

  As of the date hereof, there were approximately 305 shareholders of record of the Company's Common Stock.

  The Company derives substantially all of its income from dividends received from its banking subsidiaries. There are certain regulatory and legal restrictions on the Company's ability to pay dividends and on the Banks' ability to pay dividends to the Company. See "SUPERVISION AND REGULATION."

                                USE OF PROCEEDS

  The net proceeds from the sale of all shares of Common Stock offered hereby (excluding the Underwriters' over-allotment option), will be approximately $5,407,000, after deducting the underwriting discount and estimated offering expenses payable by the Company. The net proceeds would be increased to approximately $6,244,000 if the Underwriters' over-allotment option is exercised in full.

  Approximately $5,400,000 of the net proceeds of this Offering will be contributed immediately to the capital of the Banks in order to support the continued expansion and general corporate purposes of the Banks' businesses, including the opening or acquisition of new branches and use in the Banks' lending and investment activities. Any remaining funds will be retained by the Company for use as working capital and general corporate purposes. While the Company does not consider acquisitions its primary growth strategy, the Company has frequently evaluated acquisition opportunities and from time to time has entered into discussions regarding possible acquisitions. Consequently, the net proceeds may also be used by either the Company or the Banks for the acquisition of other financial institutions or their assets and related liabilities. However, the Company does not have any specific plans, arrangements, agreements, or understandings, written or oral, with any other person for any acquisitions at the current time.

  Pending such uses, the net proceeds will be invested by the Company or the Banks in government and any of a variety of short-term assets, including federal funds, interest-bearing deposits in other banks, and similar investments.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company, as of December 31, 1997, and as adjusted to reflect the receipt of the estimated net proceeds from the sale by the Company of the 428,572 shares of Common Stock offered hereby. See "USE OF PROCEEDS."

                                                          DECEMBER 31, 1997
                                                       ------------------------
                                                         ACTUAL     AS ADJUSTED
                                                       -----------  -----------
Stockholders' Equity:
  Common stock, $1.00 par value; 5,000,000 shares
   authorized, 2,097,916 shares issued and outstanding
   (2,526,488 shares as adjusted)*.................... $ 2,098,000  $ 2,527,000
  Capital surplus.....................................     108,000    5,086,000
  Retained earnings...................................   9,738,000    9,738,000
  Unrealized (losses) on securities available for
   sale...............................................      (2,000)     (2,000)
                                                       -----------  -----------
    Total Stockholders equity......................... $11,942,000  $17,349,000
                                                       ===========  ===========

--------
  *Outstanding shares and shares as adjusted do not include any shares of Common Stock which could be acquired upon exercise of outstanding stock options.

                                CAPITAL RATIOS

  The following table sets forth capital ratios required by the Federal Reserve to be maintained by the Company and the Company's actual and as adjusted ratios of capital to total regulatory or risk-weighted assets, as applicable, at December 31, 1997. The "as adjusted" column assumes that the net proceeds of the offering were received on December 31, 1997 and were invested in assets that have a risk weight equivalent to that of investment securities assigned to the 20% category. See "SUPERVISION AND REGULATION."

                                                      ACTUAL AT   AS ADJUSTED AT
                                          REGULATORY DECEMBER 31,  DECEMBER 31,
                                           MINIMUM       1997          1997
                                          ---------- ------------ --------------
Tier I capital...........................   4.00%       13.11%        19.61%
Total risk-based capital.................   8.00%       14.03%        20.52%
Leverage ratio...........................   4.00%        9.20%        13.32%


  For a description of capital ratios see Notes 5, 6 and 7 of "Notes to Summary of Consolidated Financial Data."

                                   DILUTION

  The net tangible book value of the Company at February 28, 1998 was approximately $10,581,000 or $5.04 per share of the Company's Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (tangible assets less liabilities) by the number of outstanding shares of Common Stock. After giving effect to the issuance and sale of the shares of Common Stock being offered by the Company and after deducting the underwriting discount and estimated offering costs payable by the Company, the pro forma net tangible book value at February 28, 1998, would have been $15,988,000, or $6.33 per share. This represents an immediate increase in the net tangible book value of $1.29 per share to existing shares and an immediate dilution in net tangible book value of $7.67 per share to the shares of Common Stock sold in the Offering.

  The following table illustrates this per share dilution in net tangible book value:

     Public offering price per share..............................        $14.00
                                                                          ------
     Net tangible book value per share before the Offering........  $5.04
     Increase in net tangible book value per share attributable to sale of shares sold in the Offering ........................  $1.29
                                                                    -----
     Pro forma net tangible book value per share after the
      Offering(1).................................................        $ 6.33
                                                                          ------
     Dilution per share to new shares sold in the Offering(2).....        $ 7.67
                                                                          ======

--------
(1) After deduction of the underwriting discount and anticipated offering expenses to be paid by the Company.
(2) Dilution is determined by subtracting net tangible book value per share after the Offering from the amount of cash paid by a new investor for each share of Common Stock sold in the Offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

  This Prospectus contains forward-looking statements in addition to historical information. The Company cautions that there are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include legislative and regulatory initiatives regarding deregulation and restructuring of the banking industry; the extent and timing of the entry of additional competition in the Company's markets; potential business strategies, including acquisitions or dispositions of assets or internal restructuring, that may be pursued by the Company; state and Federal banking regulations; changes in or application of environmental and other laws and regulations to which the Company is subject; political, legal and economic conditions and developments; financial market conditions and the results of financing efforts; changes in commodity prices and interest rates; weather, natural disasters and other catastrophic events; and other factors discussed herein. The words "believe", "expect", "anticipate", "project" and similar expressions signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of the Company. Any such statement speaks only as of the date the statement was made. The Company undertakes no obligation to update or revise any forward-looking statements. Additional information with respect to factors that may cause results to differ materially from those contemplated by such forward-looking statements will be included in the Company's current and subsequent filings with the Securities and Exchange Commission.

GENERAL

  The Company's principal asset is its ownership of the Banks. Accordingly, the Company's results of operations are primarily dependent upon the results of operations of the Banks. The Banks conduct a commercial banking business which consists of attracting deposits from the general public and applying those funds to the origination of commercial, consumer and real estate loans (including commercial loans collateralized by real estate). The Banks' profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate paid and earned on these balances. Net interest income is dependent upon the Banks' interest rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate interest income. The interest rate spread is impacted by interest rates, deposit flows and loan demand. Additionally, and to a lesser extent, the Banks' profitability is affected by such factors as the level of noninterest income and expenses, the provision for loan losses and the effective tax rate. Noninterest income consists primarily of loan and other fees and income from the sale of investment securities. Noninterest expenses consist of compensation and benefits, occupancy-related expenses, deposit insurance premiums paid to the FDIC and other operating expenses.

  In this "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS," the Company is also referred to as "Eufaula BancCorp."

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 1997 AND 1996

  The Company's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since interest rates are determined by market forces and economic conditions beyond the control of the Company, the ability to generate net interest income is dependent upon the Bank's ability to obtain an adequate spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities. Thus, the key performance measure for net interest income is the interest margin or net yield, which is taxable-equivalent net interest income divided by average earning assets.

  The primary component of consolidated earnings is net interest income, or the difference between interest income on interest-earning assets and interest paid on interest-bearing liabilities. The net interest margin is net interest income expressed as a percentage of average interest-earning assets. Interest-earning assets consist of loans, investment securities and Federal funds sold. Interest-bearing liabilities consist of deposits and other short-term borrowings. A portion of interest income is earned on tax-exempt investments, such as state and municipal bonds. In an effort to state this tax-exempt income and its resultant yield on a basis comparable to all other taxable investments, an adjustment is made to analyze this income on a taxable-equivalent basis.

  The Company's net interest margin decreased slightly to 5.23% in 1997 as compared to 5.27% in 1996. The yield on average interest-earning assets increased 37 basis points or 4.28% to 9.01% in 1997 as compared to 8.64% in 1996. The interest rate paid on average interest-bearing liabilities increased 34 basis points to 4.65% in 1997 as compared to 4.31% in 1996. Net interest income on a taxable-equivalent basis was $5,203,000 in 1997 as compared to $4,691,000 in 1996, representing an increase of $512,000 or 10.91%. The increase resulted from an increase of $680,000 generated on increased volume and a reduction of $168,000 due primarily to an increase in average rates paid on interest-bearing liabilities.

  Average interest-earning assets increased $10,421,000 to $99,458,000 in 1997 from $89,037,000 in 1996, an increase of 11.70%. Average loans increased $15,937,000; average investments decreased $4,856,000; and average Federal funds sold decreased $660,000. The increase in average interest-earning assets was funded by an increase of $7,534,000, or 8.67%, in average deposits to $94,390,000 in 1997 from $86,856,000 in 1996. Approximately 19% of the average deposits were noninterest-bearing deposits in 1997; whereas approximately 21% of the average deposits were noninterest-bearing deposits in 1996.

  The allowance for loan losses represents a reserve for potential losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on nonaccruing, past due and other loans that management believes require attention.

  The provision for loan losses is a charge to earnings in the current period to replenish the allowance for loan losses and maintain it at a level management has determined to be adequate. The provision for loan losses charged to earnings amounted to $174,000 in 1997 and $81,000 in 1996, representing an increase of $93,000 or 115% in the provision. The increase in the provision was attributed to an increase in average loans of $15,937,000 in 1997 as compared to 1996. The current years' provision for loan losses and the balance in the allowance for loan losses at December 31, 1997 were based upon management's evaluation of the loan portfolios and the potential loan risk associated with specific loans and selected loan categories. Net loan charge-offs amounted to approximately $68,000 in 1997 as compared to net loan charge-offs of approximately $30,000 in 1996. The allowance for loan losses as a percentage of total loans outstanding amounted to .97% at December 31, 1997 as compared to 1.26% at December 31, 1996. The allowance for loan losses as a percentage of total loans outstanding and other real estate owned amounts to
 .96% at December 31, 1997 as compared to 1.24% at December 31, 1996. The decrease in this percentage at December 31, 1997, is the result of relatively high loan growth.

  The determination of the amounts allocated for loan losses is based upon management's judgment concerning factors affecting loan quality and assumptions about the local and national economy. Management considers the year-end allowances adequate to cover potential losses in the loan portfolio.

  Noninterest income increased $134,000 to $1,119,000 in 1997 from $985,000 in 1996 due primarily to an increase of $53,000 in service charges on deposit accounts generated on an increase in total average deposits of $7,534,000 in 1997 and an increase of $61,000 in origination fees on mortgage loans. Net gains on sales of investment securities decreased $8,000 and all other noninterest income increased $28,000.

  Noninterest expense increased $922,000 to $4,473,000 in 1997 from $3,551,000 in 1996, representing an increase of $415,000 in salaries and employee benefits, an increase of $112,000 in equipment and occupancy expense and an increase in all other noninterest expense of $395,000. The increase in salaries and employee benefits was attributable to a normal increase in salaries and related benefits for employees and the addition of 21 employees during the year. The increase in equipment and occupancy expense was attributable to the opening of four branches during 1997. The Company expects to continue to incur these types of expenses as it opens new branches in the future.

  Following is a summary of major items contributing to the increase in other operating expenses:

      Increase in advertising and public relations expense associated
       with the opening of new branches..............................   $  31,000
      Increase in legal and consulting fees associated with branch
       expansions and unsuccessful merger negotiations...............      98,000
      Increase in outside data processing and courier fees...........      42,000
      Professional fees paid for executive searches .................      35,000
      Increase in telephone expense .................................      20,000
      Net increase in other operating expenses ......................     169,000
                                                                        ---------
                                                                        $ 395,000
                                                                        =========

  Average total assets increased $12,152,000 or 12.26% to $111,297,000 in 1997 as compared to $99,145,000 in 1996. Average interest-earning assets increased 11.70% in 1997 over 1996. Loan demand was stronger in 1997 than in 1996 as evidenced by an average loan to deposit ratio of 70% in 1997 as compared to 58% in 1996. Average loans increased $15,937,000 or 31.69% in 1997 as compared to 1996 due primarily to the opening of a loan production office in Montgomery, Alabama, which now operates as a branch of Southern Bank, and the opening of three new branches for American Bank in Florida. The increase in average loans was funded by an increase in average deposits of $7,534,000, an increase in average other borrowings of $3,505,000 and a decrease in average investments and Federal funds of $5,516,000.

LIQUIDITY AND CAPITAL RESOURCES

  Liquidity management involves the matching of the cash flow requirements of customers who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs and the ability of the Company and the Banks to meet those needs. The Company and the Banks seek to meet liquidity requirements primarily through management of short-term investments (principally Federal funds sold) and monthly amortizing loans. Another source of liquidity is the repayment of maturing single payment loans. Also, the Banks maintain relationships with correspondent banks, including a $3,000,000 line of credit for the Company, which would provide funds on short notice, if needed.

  The liquidity and capital resources of the Company and the Banks are monitored on a periodic basis by state and Federal regulatory authorities. As determined under guidelines established by these regulatory authorities, the Banks' liquidity ratio at December 31, 1997 was considered satisfactory. At that date, the Banks' short-term investments were adequate to cover any reasonable anticipated immediate need for funds. The Company and the Banks were aware of no events or trends likely to result in a material change in their liquidity. During 1997, the Company increased its capital by retaining earnings of $715,000 after payment of dividends. It also increased its capital by $253,000, representing proceeds from the exercise of common stock options and by $168,000, representing reduction in income taxes payable for exercise of non-qualified stock options. After recording an increase in capital of $90,000 for unrealized gains on securities, net of taxes, total capital increased $1,226,000 to $11,941,000 from $10,715,000 at December 31, 1996.

  The Company estimates that approximately $1,115,000 will be required for capital expenditures in 1998 for the purchase of land and the construction of facilities for the branch in Montgomery.

  In accordance with risk capital guidelines issued by the Federal Reserve, Eufaula BancCorp is required to maintain a minimum standard of total capital to weighted risk assets of 8%. Additionally, all member banks must maintain "core" or "Tier 1" capital of at least 4% of total assets ("leverage ratio"). Member banks operating at or near the 4% capital level are expected to have well-diversified risks, including no undue interest rate risk exposure, excellent control systems, good earnings, high asset quality, and well managed on- and off-balance sheet activities; and, in general, be considered strong banking organizations with a composite 1 rating under the CAMEL rating system of banks. For all but the most highly rated banks meeting the above conditions, the minimum leverage ratio is to be 4% plus an additional 100 to 200 basis points.

  The following table summarizes the regulatory capital levels of the Company at December 31, 1997.

                                       ACTUAL         REQUIRED        EXCESS
                                   --------------- -------------- --------------
                                   AMOUNT  PERCENT AMOUNT PERCENT AMOUNT PERCENT
                                   ------- ------- ------ ------- ------ -------
                                              (DOLLARS IN THOUSANDS)
Leverage capital.................. $10,471   9.20% $4,612  4.00%  $5,859  5.20%
Risk-based capital:
  Core capital....................  10,471  13.11   3,195  4.00    7,276  9.11
  Total capital...................  11,209  14.03   6,391  8.00    4,818  6.03

  Each Bank also met its individual regulatory capital requirements at December 31, 1997.

YEAR 2000 ISSUE COSTS

  Like many companies, the Company relies on computers for the daily conduct of business and for data processing. There is general concern that on January 1, 2000 computers will be unable to "read" the new year and as a consequence there could be widespread computer malfunctions. The Company has implemented steps to address this issue by hiring a technology consultant to advise it on this issue. Based on estimates by management of the Company, the Company expects to incur approximately $25,000 to $50,000 to modify its information systems appropriately to accurately process information in the year 2000 and beyond. The Company continues to evaluate appropriate courses of corrective action, including replacement of certain systems whose associated costs would be recorded as assets and amortized. Management expects that the costs to convert the Company's information systems to year 2000 compliance will not have a material impact on the Company's consolidated financial statements. The Company believes that it and its vendors have satisfactorily addressed the steps deemed necessary by the Banks' regulators to adopt its data processing systems for the year 2000 and beyond.

AVERAGE BALANCES AND NET INCOME ANALYSIS

  The following table sets forth the amount of the Company's interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets. Federally tax-exempt income is presented on a taxable-equivalent basis assuming a 34% Federal tax rate.

                                                       YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------------------------------------
                                     1997                         1996                        1995
                          ---------------------------- --------------------------- ---------------------------
                                    INTEREST  AVERAGE           INTEREST  AVERAGE           INTEREST  AVERAGE
                          AVERAGE   INCOME/   YIELD/   AVERAGE  INCOME/   YIELD/   AVERAGE  INCOME/   YIELD/
                          BALANCE   EXPENSE  RATE PAID BALANCE  EXPENSE  RATE PAID BALANCE  EXPENSE  RATE PAID
                          --------  -------- --------- -------  -------- --------- -------  -------- ---------
                                                       (DOLLARS IN THOUSANDS)
ASSETS
 Interest-earning
  assets:
 Loans, net of unearned
  interest..............  $ 66,235   $6,683    10.09%  $50,298   $5,065    10.07%  $47,406   $4,913    10.36%
 Investment securities:
  Taxable...............    23,400    1,487     6.35    28,218    1,802     6.39    23,734    1,519     6.40
  Tax exempt............     8,424      708     8.40     8,462      718     8.48     8,599      752     8.75
 Federal funds sold.....     1,399       80     5.72     2,059      105     5.10     1,982      112     5.65
                          --------   ------            -------   ------            -------   ------
  Total interest-earning
   assets...............    99,458    8,958     9.01    89,037    7,690     8.64    81,721    7,296     8.93
                          --------   ------            -------   ------            -------   ------
 Noninterest-earning
  assets:
 Cash...................     4,712                       4,906                       5,148
 Allowance for loan
  losses................      (690)                       (637)                       (610)
 Unrealized gain (loss)
  on securities
  available for sale ...      (203)                       (247)                       (130)
 Other assets...........     8,020                       6,086                       6,010
                          --------                     -------                     -------
  Total noninterest-
   earning assets.......    11,839                      10,108                      10,418
                          --------                     -------                     -------
  Total assets..........  $111,297                     $99,145                     $92,139
                          ========                     =======                     =======
LIABILITIES AND
 STOCKHOLDERS' EQUITY
 Interest-bearing
  liabilities:
 Savings and interest-
  bearing demand
  deposits..............  $ 33,701   $1,114     3.31%  $32,620   $1,047     3.21%  $32,002   $1,096     3.42%
 Time deposits..........    42,645    2,388     5.60    36,045    1,903     5.28    30,166    1,625     5.39
 Other borrowings.......     4,377      253     5.78       872       49     5.62     2,105      142     6.75
                          --------   ------            -------   ------            -------   ------
  Total interest-bearing
   liabilities..........    80,723    3,755     4.65    69,537    2,999     4.31    64,273    2,863     4.45
                          --------   ------            -------   ------            -------   ------
 Noninterest-bearing
  liabilities and
  stockholders' equity:
 Demand deposits........    18,044                      18,191                      16,862
 Other liabilities......     1,202                       1,086                       1,749
 Stockholders' equity...    11,328                      10,331                       9,255
                          --------                     -------                     -------
  Total noninterest-
   bearing liabilities
   and stockholders'
   equity...............    30,574                      29,608                      27,866
                          --------                     -------                     -------
Total liabilities and
 stockholders' equity...  $111,297                     $99,145                     $92,139
                          ========                     =======                     =======
Interest rate spread....                        4.36%                       4.33%                       4.48%
                                               =====                       =====                       =====
Net interest income.....             $5,203                      $4,691                      $4,433
                                     ======                      ======                      ======
Net interest margin.....                        5.23%                       5.27%                       5.42%
                                               =====                       =====                       =====

RATE AND VOLUME ANALYSIS

  The following table reflects the changes in net interest income resulting from changes in interest rates and from asset and liability volume. Federally tax-exempt interest is presented on a taxable-equivalent basis assuming a 34% Federal tax rate. The change in interest attributable to rate has been determined by applying the change in rate between years to average balances outstanding in the later year. The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding between years. Thus, changes that are not solely due to volume have been consistently attributed to rate.

                                         YEAR ENDED DECEMBER 31,
                             --------------------------------------------------
                                  1997 VS. 1996             1996 VS. 1995
                             ------------------------  ------------------------
                                        CHANGES DUE               CHANGES DUE
                                             TO                        TO
                              INCREASE  -------------   INCREASE  -------------
                             (DECREASE) RATE   VOLUME  (DECREASE) RATE   VOLUME
                             ---------- -----  ------  ---------- -----  ------
                                         (DOLLARS IN THOUSANDS)
Increase (decrease) in:
  Income from earning
   assets:
    Interest and fees on
     loans..................   $1,618   $  13  $1,605     $152    $(148)  $300
    Interest on securities:
      Taxable...............     (315)     (7)   (308)     283       (4)   287
      Tax-exempt............      (10)     (7)     (3)     (34)     (22)   (12)
    Interest on Federal
     funds..................      (25)      9     (34)      (7)     (11)     4
                               ------   -----  ------     ----    -----   ----
        Total interest
         income.............    1,268       8   1,260      394     (185)   579
                               ------   -----  ------     ----    -----   ----
Expense from interest-
 bearing liabilities:
  Interest on savings and
   interest-bearing
   demand deposits..........       67      32      35      (49)     (70)    21
  Interest on time deposits.      485     137     348      278      (39)   317
  Interest on other
   borrowings...............      204       7     197      (93)     (10)   (83)
                               ------   -----  ------     ----    -----   ----
        Total interest
         expense............      756     176     580      136     (119)   255
                               ------   -----  ------     ----    -----   ----
        Net interest income.   $  512   $(168) $  680     $258    $ (66)  $324
                               ======   =====  ======     ====    =====   ====

NONINTEREST INCOME

  Following is a comparison of noninterest income for 1997 and 1996.

                                                               1997      1996
                                                            ---------- --------
     Service charges on deposit accounts................... $  744,000 $691,000
     Securities transactions, net..........................     20,000   28,000
     Origination fees on mortgage loans....................    172,000  111,000
     Other.................................................    183,000  155,000
                                                            ---------- --------
                                                            $1,119,000 $985,000
                                                            ========== ========

NONINTEREST EXPENSE

  Following is a comparison of noninterest expense for 1997 and 1996.

                                                             1997       1996
                                                          ---------- ----------
     Salaries and employee benefits...................... $2,435,000 $2,020,000
     Equipment and occupancy expense.....................    600,000    488,000
     Amortization of intangibles.........................     79,000     79,000
     Legal and professional expense......................    163,000     94,000
     Director fees.......................................     98,000     88,000
     Data processing expenses............................    101,000     59,000
     Other expenses......................................    997,000    723,000
                                                          ---------- ----------
                                                          $4,473,000 $3,551,000
                                                          ========== ==========

ASSET/LIABILITY MANAGEMENT

  A principal objective of the Company's asset/liability management strategy is to minimize the exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. In order to assure that the objectives of the Company's asset/liability policy are adhered to in a consistent manner, an Asset/Liability Management Committee ("the ALCO") has been formed. The ALCO consists of senior management and any directors as may be appointed by the Board of Directors and has the authority to direct the Company's acquisition and allocation of funds. The ALCO meets quarterly. Additional meetings may be held if necessary.

  As part of the Company's interest rate risk management policy, the ALCO examines the extent to which the Company's assets and liabilities are "interest rate-sensitive" and monitors its interest rate-sensitivity "gap". An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If the Company's assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

  A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the ALCO also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps") which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

  The Company's asset/liability management policy provides a permissible range for the one-year cumulative gap ratio (rate-sensitive assets divided by rate-sensitive liabilities) of 90 percent to 120 percent. That is, rate-sensitive assets should range from 90 percent to 120 percent of rate-sensitive liabilities. The policy also provides that the ALCO will allow the cumulative gap ratio to fluctuate with a range of 20 percent above or below the unity ratio of 100 percent, thus setting a range of 80 percent to 120 percent. As of December 31, 1997, the Company's cumulative one-year interest rate sensitivity gap ratio was 73 percent. This indicates that the Company's interest-bearing liabilities will reprice during this period at a rate faster than the Company's interest-earning assets. This ratio is below the target range established by the ALCO. However, management believes that the type and amount of the Company's interest rate-sensitive liabilities (a significant portion of which are composed of money market, NOW and savings accounts whose yields, to a certain extent, are subject to the discretion of management) may reduce the potential impact that a rise in interest rates might have on the Company's net income.

  In the event that interest rates should rise 100 basis points within the one-year time period, the Company believes that the reduction in interest income would not materially impact net interest income or net income. For example, if interest rates should rise 100 basis points immediately, the reduction in net interest income resulting from the immediate shock would be approximately $88,000, or 1.63 percent below the projection under stable rates, for the twelve months and the reduction in net income would be approximately $58,000. Should interest rates rise 200 basis points at the rate of 50 basis points per quarter, the reduction in net interest income for the twelve months would be approximately $94,000, or 1.73 percent below the projection under stable rates, and the reduction in net income would be approximately $62,000. In the event that interest rates rise immediately 200 basis points, which management considers to be unlikely, the reduction in net interest income resulting from the immediate shock would be approximately $206,000, or 3.8 percent below the projection under stable rates, for the twelve months and the reduction in net income would be approximately $136,000. These simulated computations should not be relied upon as indicative of actual future results. Further, the computations do not contemplate certain actions that management may undertake in response to future changes in interest rates.

  The following table sets forth the distribution of the repricing of the Company's earning assets and interest-bearing liabilities as of December 31, 1997, the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitivity liabilities) and the cumulative sensitivity gap ratio. The table also sets forth the time periods in which earning assets and liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of the Banks customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

                                            AT DECEMBER 31, 1997
                                ------------------------------------------------
                                        MATURING OR REPRICING WITHIN
                                ------------------------------------------------
                                ZERO TO     THREE     ONE TO     OVER
                                 THREE    MONTHS TO    THREE     THREE
                                 MONTHS   ONE YEAR     YEARS     YEARS   TOTAL
                                --------  ---------  ---------  ------- --------
                                           (DOLLARS IN THOUSANDS)
EARNING ASSETS:
  Federal funds sold..........  $  2,450  $     --   $     --   $   --  $  2,450
  Investment securities.......       747      4,131      1,425   19,153   25,456
  Loans.......................    31,652      9,533     14,271   23,148   78,604
                                --------  ---------  ---------  ------- --------
                                  34,849     13,664     15,696   42,301  106,510
                                --------  ---------  ---------  ------- --------
INTEREST-BEARING LIABILITIES:
  Interest-bearing demand de-
   posits (1).................    19,180        --      12,602      --    31,782
  Savings (1).................       --         --       4,931      --     4,931
  Certificates less than
   $100,000...................     8,330     20,008      3,366      953   32,657
  Certificates, $100,000 and
   over.......................     9,982      6,016        935      --    16,933
  Other borrowings............     3,100        --         --       --     3,100
                                --------  ---------  ---------  ------- --------
                                  40,592     26,024     21,834      953   89,403
                                --------  ---------  ---------  ------- --------
INTEREST RATE SENSITIVITY GAP.  $ (5,743) $ (12,360)  $ (6,138) $41,348 $ 17,107
                                ========  =========  =========  ======= ========
CUMULATIVE INTEREST RATE SEN-
 SITIVITY GAP.................  $ (5,743) $ (18,103) $ (24,241) $17,107
                                ========  =========  =========  =======
INTEREST RATE SENSITIVITY GAP
 RATIO........................      0.86       0.53       0.72    44.39
                                ========  =========  =========  =======
CUMULATIVE INTEREST RATE SEN-
 SITIVITY GAP RATIO...........      0.86       0.73       0.73     1.19
                                ========  =========  =========  =======

--------
(1) The Company has found that NOW checking accounts and savings deposits are generally not sensitive to changes in interest rates and, therefore, it has placed such liabilities in the "One to Three Years" category.

MATURITIES AND SENSITIVITY OF LOANS TO CHANGES IN INTEREST RATES

  The Company's loan portfolio, as of December 31, 1997, was made up primarily of short-term fixed rate loans or variable rate loans. The average contractual life on instalment loans is approximately three years, while mortgages are generally variable over one to five-year periods. Total loans as of December 31, 1997 are shown in the following table according to maturity classifications: (i) one year or less, (ii) after one year through five years, and (iii) after five years.

                                              DUE IN  AFTER ONE  AFTER
                                                ONE    THROUGH    FIVE
                                               YEAR   FIVE YEARS YEARS   TOTAL
                                              ------- ---------- ------ -------
                                                   (DOLLARS IN THOUSANDS)
                                              ---------------------------------
       Commercial, financial and agricultur-
        al................................... $ 8,324  $12,084   $  401 $20,809
       Real estate-- construction............   3,253      --       --    3,253
       Real estate-- mortgage................  26,807    7,420    5,819  40,046
       Consumer installment..................   2,792   10,955      735  14,482
       Other.................................       9        5      --       14
                                              -------  -------   ------ -------
         Total............................... $41,185  $30,464   $6,955 $78,604
                                              =======  =======   ====== =======

  The following table summarizes loans at December 31, 1997 with the due dates after one year which (i) have predetermined interest rates and (ii) have floating or adjustable interest rates.

                                                                       DECEMBER
                                                                       31, 1997
                                                                       (DOLLARS
                                                                          IN
                                                                      THOUSANDS)
                                                                      ----------
       Predetermined interest rates..................................  $37,419
       Floating or adjustable interest rates.........................      --
                                                                       -------
                                                                       $37,419
                                                                       =======

LOAN PORTFOLIO

  The amount of loans outstanding at the indicated dates is shown in the following table according to type of loans.

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1997         1996
                                                       -----------  -----------
                                                       (DOLLARS IN THOUSANDS)
       Commercial, financial and agricultural......... $    20,809  $    11,276
       Real estate-- construction.....................       3,253        2,896
       Real estate-- mortgage.........................      40,046       27,692
       Consumer installment loans.....................      14,694       10,468
       Other..........................................          14           41
                                                       -----------  -----------
                                                            78,816       52,373
       Unearned discount..............................        (213)        (205)
       Allowance for loan losses......................        (762)        (656)
                                                       -----------  -----------
       Loans, net..................................... $    77,841  $    51,512
                                                       ===========  ===========

NONPERFORMING ASSETS

  A loan is placed on nonaccrual status when, in management's judgment, the collection of the interest income appears doubtful. Interest receivable that has been accrued in prior years and is subsequently determined to have doubtful collectibility is charged to the allowance for loan losses. Interest on loans that are classified as nonaccrual is recognized when received. Past due loans are loans whose principal or interest is past due 90 days or more. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original contractual terms.

  The following table presents, at the dates indicated, the aggregate nonperforming assets for the categories indicated.

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
                                                        (DOLLARS IN THOUSANDS)
   Loans accounted for on a nonaccrual basis........... $        50 $       --
   Installment loans and terms contractually past due
    ninety days or more as to interest or principal
    payments and still accruing .......................          14          23
   Loans, the term of which have been renegotiated to
    provide a reduction or deferral of interest or
    principal because of deterioration in the financial
    position of the borrower...........................         --          --
   Loans now current about which there are serious
    doubts as to the ability of the borrower to comply
    with present loan repayment terms..................         --          --
   Foreclosed assets...................................         805         805

  As of December 31, 1997 and 1996, total nonperforming assets were approximately 1.09% and 1.56% of total loans and other real estate owned outstanding at such dates.

  In the opinion of management, any loans classified by regulatory authorities as substandard or special mention that have not been disclosed above do not
(i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources, nor (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. Any loans classified by regulatory authorities as loss have been charged off.

SUMMARY OF LOAN LOSS EXPERIENCE

  The provision for possible loan losses is created by direct charges to operations. Losses on loans are charged against the allowance in the period in which such loans, in managements opinion, become uncollectible. Recoveries during the period are credited to this allowance. The factors that influence managements judgment in determining the amount charged to operating expense are past loan experience, composition of the loan portfolio, evaluation of possible future losses, current economic conditions and other relevant factors. The Company's allowance for loan losses was approximately $762,000 at December 31, 1997, representing 0.97% of year-end total loans outstanding compared with approximately $656,000 at December 31, 1996, which represented 1.26% year end total loans outstanding.

  The allowance for loan losses is reviewed quarterly based on managements evaluation of current risk characteristics of the loan portfolio, as well as the impact of prevailing and expected economic business conditions. Management considers the allowance for loan losses adequate to cover possible loan losses on each outstanding loan with particular emphasis on any problem loans. No assurance can be given, however, that adverse economic circumstances will not result in increased losses in the Banks loan portfolio and require greater provisions for loan losses in the future.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

  The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes the allowance can be allocated only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

                                                     AT DECEMBER 31,
                                          -------------------------------------
                                                 1997               1996
                                          ------------------ ------------------
                                                 PERCENT OF         PERCENT OF
                                                  LOANS IN           LOANS IN
                                                 CATEGORY TO        CATEGORY TO
                                          AMOUNT TOTAL LOANS AMOUNT TOTAL LOANS
                                          ------ ----------- ------ -----------
                                                 (DOLLARS IN THOUSANDS)
     Commercial, financial, industrial
      and agricultural...................  $267       26%     $230       22%
     Real estate.........................   114       55        98       58
     Consumer............................   191       19       164       20
     Unallocated.........................   190      --        164      --
                                           ----      ---      ----      ---
                                           $762      100%     $656      100%
                                           ====      ===      ====      ===

  The following table presents an analysis of the Company's loan loss experience for the periods indicated:

                                                              DECEMBER 31,
                                                           -------------------
                                                            1997       1996
                                                           -------  ----------
                                                              (DOLLARS IN
                                                               THOUSANDS)
     Average amount of loans outstanding.................. $66,235  $ 50,29810
                                                           =======  ==========
     Balance of reserve for possible loan losses at
      beginning of period.................................     656         605
                                                           -------  ----------
     Charge-offs:
       Commercial, financial and agricultural.............      29           6
       Consumer...........................................      52          40
                                                           -------  ----------
                                                                81          46
                                                           -------  ----------
     Recoveries:
       Commercial, financial and agricultural.............     --            9
       Real estate........................................     --          --
       Consumer...........................................      13           7
                                                           -------  ----------
                                                                13          16
                                                           -------  ----------
     Net charge-offs......................................      68          30
                                                           -------  ----------
     Additions to reserve charged to operating expenses...     174          81
                                                           -------  ----------
     Balance of reserve for possible loan losses.......... $   762  $      656
                                                           =======  ==========
     Ratio of net loan charge-offs to average loans.......    0.10%       0.06%
                                                           =======  ==========

INVESTMENT PORTFOLIO

  The Company manages the mix of asset and liability maturities in an effort to control the effects of changes in the general level of interest rates on net interest income. See "--Asset/Liability Management." Except for its effect on the general level of interest rates, inflation does not have a material impact on the Company due to the rate variability and short-term maturities of its earnings assets. In particular, approximately 52% of the loan portfolio is comprised of loans which mature or reprice within one year or less. Mortgage loans, primarily with five to fifteen-year maturities, are also made on a variable rate basis with rates being adjusted every one to five years. Additionally, 13% of the investment portfolios matures within one year.

TYPES OF INVESTMENTS

  The amortized cost and fair value of securities are summarized as follows:

                                                GROSS      GROSS
                                   AMORTIZED  UNREALIZED UNREALIZED
                                     COST        GAIN      LOSSES    FAIR VALUE
                                  ----------- ---------- ----------  -----------
   SECURITIES AVAILABLE FOR SALE
    December 31, 1997:
     U. S. Government and agency
      securities................. $14,195,851  $ 53,641  $ (61,814)  $14,187,678
     Mortgage-backed securities..   1,982,581     8,334     (4,067)    1,986,848
                                  -----------  --------  ---------   -----------
                                  $16,178,432  $ 61,975  $ (65,881)  $16,174,526
                                  ===========  ========  =========   ===========
    December 31, 1996:
     U. S. Government and agency
      securities................. $23,516,656  $ 39,018  $(204,262)  $23,351,412
     Mortgage-backed securities..   3,002,140     6,672    (13,860)    2,994,952
     Other securities............     469,633    18,417        --        488,050
                                  -----------  --------  ---------   -----------
                                  $26,988,429  $ 64,107  $(218,122)  $26,834,414
                                  ===========  ========  =========   ===========
                                                GROSS      GROSS
                                   AMORTIZED  UNREALIZED UNREALIZED
                                     COST        GAIN      LOSSES    FAIR VALUE
                                  ----------- ---------- ----------  -----------
   SECURITIES HELD TO MATURITY
    December 31, 1997:
     U. S. Government and agency
      securities................. $   749,576  $    502  $  (3,380)  $   746,698
     State and municipal securi-
      ties.......................   8,110,317   383,651        --      8,493,968
     Mortgage-backed securities..     421,848     6,235     (1,415)      426,668
                                  -----------  --------  ---------   -----------
                                  $ 9,281,741  $390,388  $  (4,795)  $ 9,667,334
                                  ===========  ========  =========   ===========
    December 31, 1996:
     U. S. Government and agency
      securities................. $   750,000  $    --   $ (11,095)  $   738,905
     State and municipal securi-
      ties.......................   8,707,202   436,566     (3,415)    9,140,353
     Mortgage-backed securities..     604,889     6,133     (5,891)      605,131
                                  -----------  --------  ---------   -----------
                                  $10,062,091  $442,699  $ (20,401)  $10,484,389
                                  ===========  ========  =========   ===========

MATURITIES

  The amounts of investment securities in each category as of December 31, 1997 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one year through five years,
(3) after five years through ten years, and (4) after ten years.

                                                    U.S. TREASURY
                                                    AND OTHER U.S.
                                                     GOVERNMENT      STATE AND
                                                    AGENCIES AND     POLITICAL
                                                    CORPORATIONS   SUBDIVISIONS
                                                    -------------  -------------
                                                            YIELD         YIELD
                                                    AMOUNT   (1)   AMOUNT (1)(2)
                                                    ------- -----  ------ ------
                                                      (DOLLARS IN THOUSANDS)
MATURITY:
  One year or less................................. $ 3,753 6.21%  $  837  8.25%
  After one year through five years................   8,621 6.47    2,737  7.98
  After five years through ten years...............   4,972 4.20    4,249  8.17
  After ten years..................................     --   --       287  8.83
                                                    ------- ----   ------  ----
                                                    $17,346 5.76%  $8,110  8.14%
                                                    ======= ====   ======  ====

--------
(1) Yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. The weighted average yield for each maturity range was computed using the acquisition price of each security in that range.
(2) Yields on securities of state and political subdivisions are stated on a taxable equivalent basis using a tax rate of 34%.

DEPOSITS

  Average amount of deposits and average rate paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand and savings deposits and time deposits for the periods indicated are presented below.

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                         1997          1996
                                                     ------------  ------------
                                                     AMOUNT  RATE  AMOUNT  RATE
                                                     ------- ----  ------- ----
                                                      (DOLLARS IN THOUSANDS)
   Noninterest-bearing demand deposits.............. $18,044  -- % $18,191  -- %
   Interest-bearing demand and savings deposits.....  33,701 3.31   32,620 3.21
   Time deposits....................................  42,645 5.60   36,045 5.28
                                                     -------       -------
     Total deposits................................. $94,390       $86,856
                                                     =======       =======

  The Company has a large, stable base of time deposits, with little or no dependence on volatile deposits of $100,000 or more. The time deposits are principally certificates of deposit and individual retirement accounts obtained from individual customers.

  The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 1997, are shown below by category, which is based on time remaining until maturity of (i) three months or less, (ii) over three through twelve months and (iii) over twelve months.

                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
                                                                    (DOLLARS IN
                                                                     THOUSANDS)
       Three months or less........................................   $ 9,982
       Over three through twelve months............................     6,016
       Over twelve months..........................................       935
                                                                      -------
         Total.....................................................   $16,933
                                                                      =======

RETURN ON ASSETS AND STOCKHOLDERS' EQUITY

  The following table shows return on assets (net income divided by average total assets), return on equity (net income divided by average stockholders' equity), dividend payout ratio (dividends declared per share divided by net income per share) and stockholders' equity to asset ratio (average stockholders' equity divided by average total assets) for the periods indicated.

                                                       YEAR ENDED DECEMBER 31,
                                                       -----------------------
                                                          1997         1996
                                                       -----------  -----------
     Return on assets.................................        0.90%        1.24%
     Return on equity.................................        8.89        11.90
     Dividends payout.................................       29.17        21.31
     Equity to assets ratio...........................       10.18        10.42

COMMITMENTS AND LINES OF CREDITS

  In the ordinary course of business, the Banks have granted commitments to extend credit to approved customers. Generally, these commitments to extend credit have been granted on a temporary basis for seasonal or inventory requirements and have been approved by each Banks respective Board of Directors. The Banks have also granted commitments to approved customers for standby letters of credit. These commitments are recorded in the financial statements when funds are disbursed or the financial instruments become payable. The Banks use the same credit policies for these off-balance sheet commitments as they do for financial instruments that are recorded in the consolidated financial statements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

  Following is a summary of the commitments outstanding at December 31, 1997 and 1996.

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
                                                        (DOLLARS IN THOUSANDS)
       Loans sold with recourse........................ $     1,647 $     1,909
       Commitments to extend credit....................      19,518       7,972
       Standby letters of credit.......................       1,353       1,390
                                                        ----------- -----------
                                                        $    22,518 $    11,271
                                                        =========== ===========

IMPACT OF INFLATION

  The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institutions performance than the effects of general levels of inflation.

                                   BUSINESS

GENERAL

  The Company was incorporated under the laws of the State of Delaware in 1988. The Company is a bank holding company registered with the Federal Reserve. The Company operates two wholly-owned subsidiary banks, Southern Bank, with branches in Eufaula and Montgomery, Alabama, and First American, with branches in Santa Rosa Beach, Grayton Beach, Freeport and Panama City, Florida. The Company's only significant business activity is the ownership and supervision of the Banks. As of December 31, 1997, Southern Bank had total assets of $83.4 million, and American Bank had total assets of $35.7 million.

  Southern Bank was incorporated in Eufaula, Alabama in 1926 with the name "Eufaula Bank and Trust Company." The name of the bank was changed to "Southern Bank" in 1997 to reflect the growth and expansion of the bank into markets outside Eufaula. Southern Bank became a wholly owned subsidiary of the Company pursuant to the formation of the Company in 1988. American Bank was incorporated as a Florida corporation in 1987. The Company acquired American Bank in 1991. See "THE COMPANY."

  Southern Bank has one subsidiary, Credit Plan, Inc., an Alabama corporation, which is engaged in the consumer finance business. At December 31, 1997, Credit Plan, Inc. had 463 consumer loans outstanding totaling $763,000 and net income of $37,000.

  The Company through the Banks offers a broad range of bank and bank-related services. The Banks perform banking services customary for full service banks of similar size for customers in their respective service areas. These services include the making of personal and commercial loans, the furnishing of personal and commercial checking accounts and the receipt of demand and time deposit accounts. The Banks do not offer trust services. See "RISK FACTORS," and "THE COMPANY."

MARKET

  The primary service area for each Bank is a 50 mile radius from each Bank and branch office location. Hence, Southern Bank seeks customers in Barbour County, Alabama, the county in which the Bank is headquartered, as well as Quitman County, Georgia, which is adjacent to Barbour County.

  Eufaula is the largest city in Barbour County with a population of approximately 13,000 persons. As of 1995, Barbour County had a population of approximately 26,000 persons. Barbour County has a diversified economy consisting of manufacturing, tourism and agriculture related industries. The largest employer in Barbour County is American Buildings Co., a firm that manufacturers prefabricated steel buildings and employs approximately 550 people and Columbus Mills, Inc., a carpet manufacturer, which employs approximately 375 people. A poultry processing plant which will employ approximately 1,500 people is expected to be in operation in January, 1999.

  Southern Bank also operates a branch in Montgomery, Alabama, the third largest city in Alabama and the state capital, approximately 90 miles from Eufaula. Montgomery County, in which the city of Montgomery is located, has a population of approximately 196,000. Further, Southern Bank plans to open a branch in Huntsville, Alabama, Alabama's fourth largest city, with a population of approximately 170,000 in 1998. Huntsville is the site of the NASA space facility at Redstone Arsenal and is the location of a number of high technology firms. Huntsville is located approximately 280 miles from Eufaula.

  As of 1995, Walton County had a population of approximately 33,615 persons. American Bank is one of six banks operating in Walton County. As of 1995, Bay County had a population of approximately 142,690. Tourism and water-related sporting activities are significant components of the industry in Walton and Bay Counties. In addition, the United States military operates two Air Force bases in the market areas, Tyndall AFB in Bay County and Eglin AFB in Walton County, each of which have a substantial effect on their local economies.

PROPERTIES

  The Company's office and the main banking office of Southern Bank are located at 218-220 E. Broad Street, Eufaula, Alabama, in a building consisting of 15,629 square feet owned by Southern Bank. Southern Bank leases a portion of the real estate upon which the building is situated. Southern Bank also operates a branch in Eufaula at 1121 South Eufaula Avenue. The land on which the branch is situated is leased. Southern Bank also operates a branch at 1406 I-85 Parkway in Montgomery, Alabama on leased facilities. Southern Bank has purchased real estate at 4290 Carmichael Road in Montgomery on which branch banking facilities are now under construction. It is expected that the facilities will be available for occupancy in August 1998. Southern Bank currently leases space for its Montgomery branch on Carmichael Road.

  American Bank operates its main office at the corner of Mac Bayou Road and U.S. Highway 98, Santa Rosa Beach, Florida in a building consisting of 7,500 square feet. American Bank's premises are owned by American Bank. American Bank also operates branches at 16234 U.S. Highway 331 in Freeport, Florida; at 151 East County Highway 38 in Grayton Beach, Florida; and at 2851 Highway 77 in Panama City, Florida. The facilities in Freeport and Grayton Beach are owned by American Bank. The facilities in Panama City are currently leased but American Bank anticipates a site acquisition and construction of a branch facility to replace its current leased facility in 1999.

BUSINESS STRATEGY

  The Company's business strategy is to continue to grow while maintaining high asset quality. In particular, the Banks intend to seek available locations for the opening or acquisition of branches in markets in which the Banks have not previously competed. Southern Bank opened a branch in Montgomery, Alabama in 1997, and is in the process of seeking a branch location in Huntsville, Alabama. The Company believes that expanding its branch locations provides a means by which the Company may diversify its risk, expand its loan portfolio, and enhance revenue. Thus, franchise value can be created. From time to time, the Company may attempt to acquire other banks by acquisition if such acquisitions can be undertaken on terms, including purchase price, that are acceptable to the Company. See "THE COMPANY."

LOAN PORTFOLIO

  The Banks provide a broad range of commercial and retail lending services to corporations, partnerships and individuals, including commercial business loans, commercial and residential real estate construction and mortgage loans, consumer loans, revolving lines of credit and letters of credit. Management believes that the Banks' loan portfolios are adequately diversified and contain no significant concentrations of loans in any one industry, to any one individual or to related groups of borrowers. The Banks' loan portfolios contain no foreign loans or energy related loans.

  At December 31 of each of the years indicated, the Company's consolidated loan portfolio consisted of the following types and amounts of loans:

                                                       DECEMBER 31,
                                          --------------------------------------
                                           1997    1996    1995    1994   1993
                                          ------- ------- ------- ------ -------
                                                  (DOLLARS IN THOUSANDS)
Commercial and industrial................ $18,995 $ 9,112 $ 6,329 $5,298 $ 7,278
Agricultural.............................   1,814   1,997   2,546    537     960
Real estate--construction................   3,253   2,986   5,433  4,846   2,582
Real estate--mortgage, farmland               126     167      45     64      51
Real estate--mortgage, commercial          17,807   9,611   7,243  7,321   7,750
Real estate--mortgage, residential.......  22,113  17,991  15,783 14,782  13,295
Consumer installment loans...............  14,694  10,468  11,035  8,802   7,089
Other....................................      14      41     241     33     141
                                          ------- ------- ------- ------ -------
                                           78,816  52,373  48,655 41,683  39,146
Less:
 Unearned income.........................     213     205     200    255     215
 Allowance for loan losses...............     762     656     605    626     560
                                          ------- ------- ------- ------ -------
  Net loans.............................. $77,841 $51,512 $47,850 40,802 $38,371
                                          ======= ======= ======= ====== =======

  The Banks make loans secured by timberland which in the table above are included in real estate--mortgage, commercial loans. Such loans totalled $1.2 million as of December 31, 1997. Assuming such loans could be categorized as "agricultural," the total amount of agricultural loans of the Company at year end 1997 was 3.97%. The highest percentage of agricultural loans during the five year period stated above was 6.41%, which occurred in 1995. Nevertheless, a downturn in the agricultural economy generally could have an effect on all categories of loans made by Southern Bank.

LENDING POLICY

  The Company's Banks seek to make loans that meet the needs of the communities they serve while making a profit that enhances the Banks' future operations and increases franchise value. The Banks' typically give primary consideration to existing or potential customers with economic interests in the market areas served by the Banks. The Banks emphasize the making of commercial and consumer loans, especially commercial loans to small and medium-size businesses. The Banks and their branches establish and implement certain policies within certain established guidelines, including lending authority of officers, for loans made by the Banks. The Company's commercial lending officers actively solicit the business of new companies entering its market areas as well as longstanding members of the markets' business communities. Each Bank regularly monitors its loan portfolio to identify areas of concern and to enable management to take corrective action when necessary. Lending officers and the Banks' Boards of Directors meet periodically to review all past due loans, the status of large loans and certain other matters. Individual lending officers are responsible for reviewing collection of past due amounts and monitoring any changes in the financial status of borrowers. The Company has retained an outside consultant to advise the Banks regarding their loan review and compliance procedures.. The Company seeks to maintain a loan to deposit ratio between 60 to 75 percent. See "THE COMPANY-- Operating Strategy."

COMPETITION

  The banking business in Alabama and Florida is highly competitive with respect to loans, deposits and other services, and is dominated by a number of major banks and bank holding companies which have numerous offices and affiliates operating over wide geographic areas. The Banks compete for deposits, loans and other business with these institutions, as well as with savings and loan associations, finance companies, mutual funds, credit unions, brokerage firms, mortgage companies, insurance companies and other local and non-local financial institutions. Areas of competition include prices, interest rates, services and availability of products. Among the advantages certain of these institutions may have compared to the Company are the ability to finance extensive advertising campaigns and to allocate and diversify their assets among loans and securities of the highest yield and in locations with the greatest demand. See "RISK FACTORS" and "SUPERVISION AND REGULATION."

  Many of the major commercial banks in the Banks' service areas or their affiliates offer services such as international banking and investment services which are not offered directly by the Banks. Such competitors, because of their greater capitalization, also have substantially higher lending limits than the Banks have.

  The risk of non-payment or deferred payment of loans is inherent in commercial banking. Loans to smaller or medium-sized businesses served by the Banks may, however, involve certain lending risks not inherent in loans to larger companies. Smaller companies may have shorter operating histories, less sophisticated internal record keeping and financial controls, and greater debt-to-equity ratios. Management of the Banks evaluates all loan applicants and attempts to minimize its credit risks by using appropriate loan application, approval and administrative procedures. However, there can be no assurance that these procedures will significantly reduce such lending risks.

  The Banks believe that intense competition for banking business in their respective service areas will continue. See "THE COMPANY."

EMPLOYEES

  As of January 31, 1998, the Company and the Banks had 73 full-time employees and eight part-time employees. The Company provides a variety of benefit programs including group life, health and accident insurance, stock purchase and a retirement plan.

LEGAL PROCEEDINGS

  While the Company and the Banks are from time to time parties to various legal proceedings arising from the ordinary course of business, management believes after consultation with legal counsel that there are currently no proceedings threatened or pending against the Company or the Banks that will, individually or in the aggregate, have a material adverse effect on the business or consolidated financial condition of the Company.

                                   MANAGEMENT

  The following table sets forth certain information with respect to the directors and executive officers of the Company and the Banks as of the date hereof.

    NAME, AGE AND YEAR           POSITION AND OFFICES                 PRESENT AND
    BECAME DIRECTOR OR           HELD WITH THE COMPANY           PRINCIPAL OCCUPATION
    EXECUTIVE OFFICER              AND SUBSIDIARIES               FOR LAST FIVE YEARS
    ------------------           ---------------------           --------------------

                   DIRECTOR SERVING FOR TERM EXPIRING IN 1998

Greg B. Faison* 50, 1988..  President, CEO, Director, the   President, CEO, Director the
                            Company; CEO and Director,      Company; CEO and Director
                            Southern Bank; Director,        Southern Bank; Director,
                            American Bank                   American Bank

                  DIRECTORS SERVING FOR TERM EXPIRING IN 1999

Michael C. Dixon** 56,
 1988.....................  Director, the Company;          Co-Owner, Dixon Lumber Company,
                            Director, American Bank         Eufaula, Alabama

Robert M. Dixon** 65,
 1988.....................  Director, the Company;          Co-Owner, Dixon Lumber Company,
                            (Chairman of the Board)         Eufaula, Alabama
James J. Jaxon, Jr. 50,
 1988.....................  Director, the Company;          Mayor, City of Eufaula; Owner,
                            Director, Southern Bank         J. J. Jaxon Company (Monument
                                                            Company) Eufaula, Alabama

                  DIRECTORS SERVING FOR TERM EXPIRING IN 2000

Janis R. Biggers 46, 1993.  Director, the Company           Accountant, Eufaula, Alabama
Thomas A. Harris 49, 1996.  Director, the Company;          President and Chief Executive
                            Director, Southern Bank         Officer, Merchant Capital
                                                            Investments, Inc. (investment
                                                            banking) Montgomery, Alabama
Frank McRight 58, 1996....  Director, the Company           Attorney, McRight, Jackson,
                                                            Dorman, Myrick & Moore, Mobile,
                                                            Alabama; Of counsel, Lanier
                                                            Ford Shaver & Payne, P.C.,
                                                            Huntsville, Alabama since 1998

--------
 * Indicates that the director is also an executive officer.
** Michael C. Dixon and Robert M. Dixon are brothers.

  Of the directors listed above, Thomas Harris serves as a director of Cotton States Insurance, a company whose securities are publicly traded or are registered under the Securities Exchange Act of 1934.

  The Certificate of Incorporation and Bylaws of the Company provide that the directors of the Company are divided into three classes, with each class containing one-third of the total number of directors, as nearly as possible, so that each director will serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected, or until his or her earlier death, resignation or removal, and the terms of office of one of the three classes of directors expires in each year. The Board of Directors of the Banks are elected by the Company, the sole shareholder of the Banks. The annual meeting of stockholders will be held on May 12, 1998.

                  VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

  The Company currently has 5,000,000 shares of Common Stock authorized, 2,109,916 shares outstanding, and approximately 305 stockholders of record. The Company's profit sharing plan holds 31,929 of these shares for the account of employees of the Company and its subsidiaries. In addition, 103,500 shares of Common Stock are subject to immediately exerciseable options.

PRINCIPAL STOCKHOLDERS

  The following table shows as of the date hereof, those persons who are known to the Company to be beneficial owners of more than five percent of the Company's outstanding Common Stock.

                     SHARES OF COMPANY BENEFICIALLY OWNED

                                                                  PERCENTAGE OF
                                                      COMMON          CLASS
                     NAME AND ADDRESS                  STOCK     OUTSTANDING (1)
                     ----------------                 -------    ---------------
     Robert M. Dixon................................. 243,803(2)      11.56%
     Post Office Box 280
     Eufaula, Alabama 36072
     Michael C. Dixon................................ 244,505(3)      11.59%
     Post Office Box 280
     Eufaula, Alabama 36072
     Greg B. Faison.................................. 135,165(4)       6.23%
     Post Office Box 1269
     Eufaula, Alabama 36072

--------
(1) "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both, including the right to acquire beneficial ownership within 60 days. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below. Beneficial Ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The percentages are based upon 2,109,916 shares of Common Stock outstanding plus for each person listed the number of shares of Company common stock which such person has a right to acquire within 60 days under the Company's stock option plan.
(2) Includes 12,783 shares owned by Mr. Dixon's wife and 4,094 shares out of a total of 8,188 shares held in the M.C. Dixon testamentary trust over which Mr. Dixon has voting control as co-trustee. See footnote (3).
(3) Includes 9,249 shares owned by Mr. Dixon's wife, 4094 shares out of a total of 8,188 shares held in the M.C. Dixon testamentary trust over which Mr. Dixon has voting control as co-trustee, and 12,324 shares held as custodian for his children. See footnote (2).
(4) Includes 60,000 shares of Common Stock subject to options currently exercisable under the Company's stock option plan, 5,236 shares held for his account in the Company's employee profit sharing plan, and 600 shares held as custodian for his children.

SECURITY OWNERSHIP OF MANAGEMENT

  The following table indicates for each director, certain executive officers, and all executive officers and directors of the Company as a group the number of shares of outstanding Common Stock of the Company beneficially owned as of the date hereof.

                      SHARES OF COMPANY BENEFICIALLY OWNED

                                                                  PERCENTAGE OF
                                                      COMMON          CLASS
                    NAME AND ADDRESS                   STOCK     OUTSTANDING (1)
                    ----------------                  -------    ---------------
     Michael C. Dixon...............................  244,505(2)      11.59%
     Robert M. Dixon................................  243,803(3)      11.56%
     Greg B. Faison**...............................  135,165(4)       6.23%
     James J. Jaxon, Jr.............................   16,724             *
     Janis R. Biggers...............................    5,589             *
     Thomas A. Harris...............................      287             *
     Frank McRight..................................    2,523             *
     All Executive Officers & Directors as a Group
      (7 Persons)...................................  648,596         29.89%(5)

--------
 * Represents less than one percent.
** Chief Executive Officer.
(1)See footnote (1) to the table above at "Principal Stockholders" for a definition of "Beneficial Ownership."
(2)See footnote (2) to the table above at "Principal Stockholders."
(3)See footnote (3) to the table above at "Principal Stockholders."
(4)See footnote (4) to the table above at "Principal Stockholders."
(5)Percentage for the group is calculated by including as outstanding shares 60,000 shares subject to options.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table presents for the last three fiscal years of the Company the compensation paid to the Chief Executive Officer of the Company. The total annual salary and bonus for 1997 for each of the other executive officers did not exceed $100,000.

                             ANNUAL COMPENSATION
                             --------------------
  NAME AND PRINCIPAL           SALARY     BONUS   OTHER ANNUAL    ALL OTHER
       POSITION         YEAR    ($)        ($)    COMPENSATION COMPENSATION(1)
  ------------------    ---- ---------- --------- ------------ ---------------
Gregory B. Faison,
 President and Chief
 Executive Officer..... 1997   $116,820   $40,000    $2,797        $10,780
                        1996    111,258    55,953     2,878         10,508
                        1995    105,960    52,779     2,898         10,936

--------
(1) Includes life insurance premiums paid on behalf of Mr. Faison and Company profit sharing plan contributions in the respective amounts of $2,780 and $8,000 for 1997, $2,486 and $8,022 for 1996 and $2,002 and $8,934 for
    1995.

  OPTIONS. The Company has 289,000 shares of Common Stock currently subject to options under its 1994 stock option plan. Of those shares, 103,500 are currently exercisable, and the remainder become exercisable in January of each year in accordance with a vesting schedule. Also, 161,000 shares of Common Stock were available to be granted under the Company's 1994 stock option plan, but at a meeting held on April 17, 1998, the Company's Board of Directors decided to withdraw these 161,000 shares from such plan. No options were granted by the Company in 1997.

  The following table shows certain information respecting exercised and unexercised options for Common Stock held by the Company's executive officer named above in the Summary Compensation Table.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES


                                                     NUMBER OF SECURITIES   VALUE OF
                                                          UNDERLYING       UNEXERCISED
                                                         UNEXERCISED      IN-THE-MONEY
                                                         OPTIONS/SARS     OPTIONS/SARS
                                                       AT DECEMBER 31,    DECEMBER 31,
                                                             1997             1997
                                                     -------------------- -------------
                         SHARES ACQUIRED    VALUE        EXERCISABLE/     EXERCISABLE/
    NAME                 ON EXERCISE(#)  REALIZED($)    UNEXERCISABLE     UNEXERCISABLE
    ----                 --------------- -----------    -------------     -------------
Gregory B. Faison.......      8,000        $97,520     45,000/75,000(1)     $663,750/
                                                                           $1,106,250

--------
(1) Mr. Faison holds options to acquire 120,000 shares of Common Stock of the Company; 60,000 of these shares are exercisable as of the date of this Prospectus (including 15,000 which became exercisable on January 1, 1998), and the remainder become exercisable at the rate of 15,000 shares per annum on January 1 of each year hereafter through March 31, 2002. These shares reflect a 3 for 2 stock split which took place on November 15, 1997 and a 2 for 1 split which took place on December 12, 1996.

  NON-QUALIFIED SUPPLEMENTAL RETIREMENT BENEFIT AGREEMENTS. The Company has entered into a non-qualified supplemental retirement benefit agreement with Gregory B. Faison. Pursuant to this agreement, which is fully financed by life insurance, the Company has agreed to pay Mr. Faison a benefit upon his retirement, death or termination of his service as a director of Southern Bank. The benefit paid by the Company to the beneficiaries of Mr. Faison by reason of his death shall be an amount equal to the value of his liability reserve account, if any, at the time of his death. The annual benefit to be paid by reason of his retirement or termination of his service as a director of Southern Bank shall commence at the time of his retirement or age 65 whichever occurs later and shall be an amount determined by a formula that depends upon future events. This benefit will be paid each year for the life of Mr. Faison and is currently projected to be approximately $68,360.00 in the first year with a small increase in that amount thereafter.

  If there is a change of control of the Company and Mr. Faison's service on the board of directors of the Company is subsequently terminated, Mr. Faison shall receive the benefits provided for under the agreement in the event of his retirement as if he had continuously served until retirement. All death benefits under the agreement will continue to be available. A change of control under the agreement is defined as the cumulative transfer of more than 50 percent of the voting stock of the Company from the date of the agreement (July 23, 1996) excluding transfers on account of death, gifts, transfers between family members or transfers to a qualified retirement plan maintained by the Company.

  Four other directors of the Company have similar agreements. The aggregate benefits to be paid to these directors as a group at retirement, excluding Mr. Faison, are approximately $194,732 in the aggregate.

  Mr. Faison is also a party to an endorsement split dollar agreement that will provide a life insurance benefit to his beneficiary in an amount that is projected to be between $430,000 and $850,000 depending upon the time of his death. The Company is the owner and beneficiary of the life insurance policy that is the subject of this agreement and has by endorsement given Mr. Faison the right to designate the beneficiary of 80% of the net-at-risk life insurance portion of that policy. The net-at-risk life insurance portion of the policy is defined as the difference between the total death benefit of the policy and the policy's cash surrender value.

  DIRECTOR COMPENSATION. The policy of the Company is that the directors of the Company who are not employees of the Company receive a fee of $6,500 annually, plus $200 for each board meeting attended. Members of committees receive fees of $200 for each committee meeting attended. The Board of Directors approved a plan in March 1998 pursuant to which the non-employee directors may, in lieu of receiving their director fees in cash, acquire shares of the Company's common stock at the fair market value of such shares for part or all of the cash fees due. Shares will be acquired by the Company for such directors in open market purchases.

  In addition, the Company has a stock purchase plan for directors pursuant to which a director may purchase at market value shares of Company Common Stock in $50 monthly increments up to $200 per month. The Company will contribute 50% of each director's monthly contribution for the purpose of purchasing additional shares for such director.

  As described immediately above, the directors also have supplemental retirement agreements with the Company.

  Directors Frank McRight and Thomas A. Harris each hold options respecting 2,000 shares of the Company's Common Stock. Such options were granted at an exercise price of fair market value on the date of grant, and become exercisable in March, 1999, one year after the date of grant.

  The Board of Directors of the Company approved on March 20, 1998, a stock option plan for non-employee directors pursuant to which 200,000 shares of Common Stock were available for grants of options. Pursuant to the plan, the Board would have granted to each non-employee director on an annual basis an option to purchase 2,000 shares of Common Stock with each option to be exercisable over a ten year period. The exercise price for each option would have been the fair market value on the date of grant, and the options would not have been exerciseable until twelve months after the date of grant, except in event of certain changes in control of the Company or the death or retirement of the option holder. The plan and the grant of options were subject to approval by the Company's stockholders at the 1998 annual meeting to be held on May 12, 1998. However, the Board of Directors has terminated the plan and no options will be granted thereunder.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Certain directors, officers and principal stockholders of the Company and their affiliated interests were customers of and had transactions with the Banks in the ordinary course of business during the past year. Additional transactions may be expected to take place in the ordinary course of business. Included in such transactions were outstanding loans and commitments of the Banks, all of which were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's authorized capital consists of 5,000,000 shares of Common Stock, $1.00 par value per share, and 50,000 shares of preferred stock, $ .10 par value per share. The following summary describes the Company's capital stock and does not purport to be complete. Reference is made to the Restated Certificate of Incorporation (the "Certificate") of the Company, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, for a detailed description of the provisions of the Certificate which are summarized below.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters voted upon by the shareholders. Holders of Common Stock have no cumulative voting rights in the election of directors. Members of the Board of Directors serve three year terms, with approximately one-third of the Board elected each year, as described below.

  Subject to such preferential rights as may be determined by the Board of Directors in connection with the future issuance of shares of preferred stock, holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of legally available funds, and to share ratably in any distribution of the Company's assets after payment of all debts and other liabilities upon liquidation, dissolution or winding-up. Shareholders do not have preemptive rights to subscribe for additional shares of Common Stock, and the shares of Common Stock are not subject to any conversion, redemption or sinking fund provisions.

  The outstanding shares of Common Stock are, and the shares of Common Stock to be issued by the Company in connection with this Offering will be, when issued, fully-paid and non-assessable.

PREFERRED STOCK

  The Board of Directors is authorized to fix or alter the distinctive designation and series, the dividend rights and rates, conversion, exchange or purchase rights, voting rights, and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences of any authorized but unissued shares of preferred stock, and the number of shares constituting any such series, and to increase or decrease the number of shares of any series subsequent to issuance of shares of that series. Issuances of preferred stock, while providing the Company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of Common Stock, and in certain circumstances, such issuances could have the effect of decreasing the market price of the Common Stock. The Board of Directors, without stockholder approval, may issue preferred stock with voting or conversion rights which could adversely affect the voting power of the holders of the Common Stock. No shares of preferred stock are presently outstanding, and although such shares may be issued in the future, the Company has no present plans to issue any preferred stock.

CERTAIN ANTI-TAKEOVER EFFECTS

  The provisions of the Certificate, the Bylaws and the Delaware Corporation Law summarized below may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of management more difficult.

  AUTHORIZED BUT UNISSUED STOCK. The authorized but unissued shares of Common Stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.

  CLASSIFIED BOARD. The Company's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, approximately one-third of the Company's Board of Directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently seven directors of the Company. This provision of the Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 70% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board may only be filled by a majority vote of the directors remaining in office, (iii) the number of directors (not less than three nor more than 15) shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board can only be amended by the affirmative vote of the holders of at least 70% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

  STOCKHOLDER MEETINGS. Stockholders of the Company may not act by written consent and may only take action at a duly called annual or special meeting of stockholders. Special meetings of stockholders may only be called by the Board of Directors.

  STOCKHOLDER NOMINATIONS FOR DIRECTOR. In addition to the right of the Board of Directors to select nominees for director elections, stockholders may nominate persons to serve as directors by following the procedures set forth in the Company's Certificate. The Certificate provides that in order to make a nomination, the stockholder must be entitled to vote for the election of directors and must provide advance notice to the Company of a proposed nomination. The notice must be provided not less than 14 days nor more than 50 days prior to any meeting of stockholders at which directors are to be elected; and the notice must set forth (i) the name, age, citizenship, business address and residence address of each nominee proposed; (ii) the principal occupation or employment of each nominee for the five years preceding such meeting; (iii) the number of shares of stock of the Corporation which are owned directly or indirectly, by each such nominee; and (iv) all such other information with respect to each such nominee as is required to be disclosed in a proxy statement soliciting votes with respect to the election of directors which complies with the Securities Exchange Act of 1934 and the rules and regulations thereunder.

  The stockholder making the nomination must be present in person or by proxy at the meeting of the stockholders called for the election of directors. The chairman of the meeting has the right to determine whether the stockholder has followed properly the foregoing procedures.

  AMENDMENT OF CERTAIN PROVISIONS OF THE CERTIFICATE AND BYLAWS. The Certificate provides that the affirmative vote of the holders of at least 70% of the voting power entitled to vote in the election of directors is required to amend the provisions of the Certificate relating to the classified board of directors, creation of new directorships and removal of directors, stockholder nominations of directors and the inability of stockholders to call special meetings or act by written consent. The Board of Directors may also amend the Bylaws of the Company. These voting requirements have the effect of making any amendment by stockholders more difficult, even if a majority of the Company's stockholders believes that such amendment would be in their best interests.

  DELAWARE BUSINESS COMBINATION STATUTE. Subject to some exceptions, Delaware law prohibits the Company from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding Common Stock of the Company (or who is an affiliate of the Company and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the Company's Board of Directors has approved either (i) the business combination, or (ii) prior to the stock acquisition by which such persons' beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows the Company to enter into a business combination with an Interested Stockholder if
(i) the business combination is approved by the Company's Board of Directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of the Company which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder such stockholder owned at least 85% of the outstanding stock of the Company (excluding stock held by officers and directors of the Company or by certain Company stock plans).

CONTROL ACQUISITIONS

  The change in the Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notices of its intent not to disapprove the action. Under a rebuttal presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have outstanding 2,538,488 shares of Common Stock (assuming that the Underwriter's over-allotment option is not exercised). The shares sold in the Offering will be freely tradable without restriction under the Securities Act, unless held by persons deemed to be "affiliates" of the Company. An affiliate of an issuer is defined in Rule 144 under the Securities Act ("Rule 144") as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. All directors of the Company will be deemed to be affiliates. The securities held by affiliates will be subject to restrictions on resale contained in the provisions of Rule 144.

  In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year, and persons who are affiliates of the Company, will be entitled to sell within any 90-day period that number of Shares which does not exceed the greater of 1% of the then outstanding shares (immediately following the Offering) or the average weekly trading volume of the shares during the four calendar weeks preceding the sale. A person who is deemed not to have been an affiliate of the Company during the 90 days preceding the sale of Shares and who has beneficially owned restricted Shares for at least two years would be entitled to sell his shares in the public market under Rule 144 without regard to the volume limitations described above.

  Of the 2,109,916 shares of Common Stock outstanding prior to the Offering, 588,596 are held by affiliates of the Company, approximately 23,900 of which are restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available (including Rule 144). The remaining 1,521,320 are freely tradeable. In addition, the Company's executive officers and directors, who beneficially hold an aggregate of 588,596 shares, have agreed, subject to certain exceptions, not to sell, contract to sell, or otherwise dispose of such shares for a period of 120 days after the effective date of the Registration Statement without the prior written consent of the "Managing Underwriter," as defined below at "UNDERWRITING."

  The Company has outstanding options with respect to 289,000 shares of Common Stock under its Stock Option Plan. No holders of shares of Common Stock or options have the right to require that the Company undertake the registration of their shares or to include their shares in any registration statement undertaken by the Company. See "EXECUTIVE COMPENSATION."

  No prediction can be made of the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares of Common Stock.

                          SUPERVISION AND REGULATION

  Bank holding companies and banks are regulated extensively under both Federal and State law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on the business of the Company and the Bank.

  THE COMPANY. The Company is a bank holding company which is registered with, and subject to supervision by, the Federal Reserve under the BHC Act. As a bank holding company, the Company is required to file periodic reports and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve may examine the Company and the Bank.

  The BHC Act requires prior Federal Reserve approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all the assets of any bank, or for a merger or consolidation of a bank holding company with another bank holding company. With certain exceptions, the BHC Act prohibits a bank holding company from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or performing services for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined, by regulation or order, to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

  The Company and the Banks are subject to the Federal Reserve Act, Section 23A, as amended by the Banking Affiliates Act of 1982. Section 23A defines "covered transactions" to include extensions of credit and limits a bank's covered transactions with any single affiliate to no more than 10% of a bank's capital and surplus. Covered transactions with all affiliates combined are limited to no more than 20% of a bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices and a bank and its subsidiaries are prohibited from purchasing low quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by collateral. The Company and the Banks are also subject to Federal Reserve Act, Section 23B, which further limits transactions among affiliates.

  The Company's ability to pay dividends depends upon the earnings and financial condition of the Banks and certain legal requirements. The Board of Governors of the Federal Reserve System has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the Company appears consistent with its capital needs, asset quality and overall financial condition.

  The Banks may pay dividends to the Company provided that the payment is not prohibited by the Banks' Articles of Incorporation and will not render the Banks insolvent.

  In addition, Southern Bank is subject to supervision and regular examination by the Superintendent of the Alabama State Banking Department (the "Superintendent"). Under the Alabama Banking Code, a state bank may not declare or pay a dividend in excess of 90% of the net earnings of such bank until the surplus of the bank is equal to at least 20% of its capital, and thereafter the prior written approval of the Superintendent is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net earnings for that year combined with its retained net earnings for the preceding two years less any required transfers to surplus. No dividends, withdrawals or transfers may be made from the bank's surplus without prior written approval of the Superintendent. American Bank is subject to supervision and regulation by the Florida Department of Banking (the "Florida Department"). Under the Florida Banking Code, a state bank may, after making certain charge-offs, declare a dividend in an amount not to exceed its aggregate net profits of the period combined with its retained net profits of the preceding two years and, with the approval of the Florida Department, may declare a dividend from retained net profits which accrued prior to the preceding two years, provided that the bank carried 20% of its net profits for such preceding period to its surplus fund, until the same shall at least equal the amount of its common and preferred stock then issued and outstanding.

  THE BANKS. The Banks are state banks organized under the laws of the State of Alabama (in the case of Southern Bank) and under the laws of the State of Florida (in the case of American Bank) and their deposits are insured by the FDIC up to the maximum amount permitted by law. The Banks are subject to regulation, supervision and regular examination by the FDIC and by the Superintendent in the case of Southern Bank and by the Florida Department in the case of American Bank. Federal and state banking laws and regulations regulate, among other things, the scope of the banking business conducted by the Banks, their loans and investments, reserves against deposits, payment of interest on certain deposits, mergers and acquisitions, borrowings, dividends, minimum capital requirements, and the locations of branch offices and certain facilities.

  In September 1994 Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. This legislation, among other things, amended the BHC Act to permit bank holding companies, subject to certain limitations, to acquire either control or substantial assets of a bank located in states other than that banking holding company's home state regardless of state law prohibitions. This legislation became effective on September 29, 1995. In addition, this legislation also amended the Federal Deposit Insurance Act to permit, beginning on June 1, 1997 (or earlier where state legislatures provided express authorization), the merger of insured banks with banks in other states.

  In August 1989, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") was enacted. FIRREA contains major regulatory reforms, stronger capital standards for savings and loans and stronger civil and criminal enforcement provisions. FIRREA allows the acquisition of healthy and failed savings and loans by bank holding companies and imposes no interstate barriers on such bank holding company acquisitions. With certain qualifications, FIRREA also allows bank holding companies to merge acquired savings and loans into their existing commercial bank subsidiaries. FIRREA also provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default.

  In December 1991, the President signed the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") into law. This act recapitalizes the Bank Insurance Fund ("BIF"), of which the Banks are members, substantially revises bank regulations, including capital standards, restricts certain powers of state banks, gives regulators the authority to limit officer and director compensation and requires bank holding companies to guarantee the capital compliance of their banks. In addition, the act grants to the FDIC authority to impose several assessments on insured depository institutions to repay FDIC borrowings from the Treasury or BIF members or "for any other purpose the FDIC may deem necessary" and to assess risk-based insurance premiums upon banks. The FDIC has introduced a risk-based assessment schedule with assessments to be paid by each BIF member based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized," or "undercapitalized," as those terms have been defined in applicable Federal regulations adopted to implement the prompt corrective action provision of FDICIA, and whether such institution is considered by its supervising agency to be financially sound or to have supervisory concerns. The Bank is currently classified as "well-capitalized" under the FDIC risk based assessment system. There can be no assurance that future regulations required by this act and adjustments on deposit insurance assessments will not adversely affect the banking industry or operations of the Company or the Bank.

  The various Federal bank regulators, including the Federal Reserve, have adopted a risk-based capital requirement for assessing bank and bank holding company capital adequacy. These standards significantly revise the current definition of capital and establish minimum capital standards in relation to the relative credit risk of assets and off-balance sheet exposures. Capital is classified into two tiers. Tier I capital consists of common shareholders' equity and perpetual preferred stock (subject to certain limitations) and is reduced by goodwill and minority interests in the common equity accounts of consolidated subsidiaries. Tier II capital consists of the allowance for possible loan losses (subject to certain limitations), and certain subordinated debt. The risk-based capital guidelines require financial institutions to maintain specific defined credit risk factors (risk-adjusted assets). The minimum Tier I and the combined Tier I and Tier II capital to risk-weighted assets ratios are 4.0% and 8.0%, respectively. The Federal Reserve also has adopted regulations which supplement the risk-based capital guidelines to include a minimum leverage ratio of Tier I Capital to total assets of 3.0% to 5.0%. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

  The Federal Reserve's risk based capital guidelines are applied to the Company and the Banks on a consolidated basis. This will limit the Company's ability to engage in acquisitions financed by debt. The FDIC has adopted similar risk-based capital requirements that are applicable to the Banks. The Federal Reserve, the FDIC, the Superintendent and the Florida Department have imposed minimum capital (leverage) requirements. The Company's management believes that, in view of the composition of the Company's assets and its present capital, such capital rules do not have a material effect on the Company. However, those rules may affect the future development of the Company's long-term business and capital plans, and may affect its ability to acquire additional financial institutions and other companies.

  The Community Reinvestment Act of 1977 (the "CRA") and the Regulations of the FDIC and the Federal Reserve implementing that act are intended to encourage regulated financial institutions to help meet the credit needs of their local community or communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of such financial institutions. Such regulations provide that the appropriate regulatory authority will assess the records of regulated financial institutions in satisfying their continuing and affirmative obligations to help meet the credit needs of their local communities. The results of such examinations are made public and are taken into consideration upon the filing of any application to establish a branch, to merge or to acquire the assets or assume the liabilities of a bank. The bank regulators are seeking public comment on an inter-agency proposal to strengthen federal enforcement of the CRA. The interagency proposal would replace the subjective factors now being used to assess an institution's CRA performance with three "tests" using objective, performance based standards. The tests would apply differently to different types of institutions, depending on their size or specialties. It cannot be predicted whether such proposal will be adopted, and if adopted, how the regulation will affect the Company or the Banks.

  Other legislative and regulatory proposals regarding changes in banking, and the regulation of banks, thrifts and other financial institutions are considered from time to time by the executive branch of the Federal government, Congress and various state governments. Some of those proposals, if adopted, could significantly change the regulation of banks and the financial services industry. It cannot be predicted whether any proposals will be adopted, and, if adopted, how these will affect the Company or the Banks.

  Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on its loans to customers and its securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of the Company and the Banks will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which members may borrow, and reserve requirements on deposits and funds availability regulations. These instruments are used in varying combinations to influence the overall growth of bank loans, investments and deposits and also affect interest rates charged on loans or paid on deposits. The policies of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and will continue to do so in the future. The nature and timing of any future changes in Federal Reserve policies and their impact on the Company cannot be predicted.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell 428,572 shares of Common Stock ("Shares") to Sterne, Agee & Leach, Inc. (the "Managing Underwriter"), and the Managing Underwriter has agreed to purchase the Shares from the Company. The Underwriting Agreement provides that the obligation of the Managing Underwriter to pay for and accept delivery of the Shares is subject to approval of certain legal matters by counsel and to certain other conditions. The Managing Underwriter is committed to purchase all the Shares offered hereby, if any are so purchased.

  The Company has agreed to sell the Shares to the Managing Underwriter at a discount of seven percent (7%) of the initial public offering price thereof. The Managing Underwriter proposes to offer the Shares directly to the public initially at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.58 per Share. The Managing Underwriter may allow, and such dealers may re-allow, concessions not in excess of $0.10 per Share to certain other dealers. The offering of the Shares is made for delivery when, as and if accepted by the Managing Underwriter and subject to prior sale and withdrawal, cancellation or modification of the offer without notice. The Managing Underwriter reserves the right to reject any order for the purchase of Shares. After the public offering of the Shares, the public offering price and the concessions may be changed by the Managing Underwriter.

  The Managing Underwriter has been granted an option by the Company, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 64,285 Shares of Common Stock at the initial public offering price of the Shares offered hereby, less underwriting discounts and commission. Such option may be exercised only for the purpose of covering over-allotments, if any, incurred in the sale of the Shares, offered hereby.

  In the event that the Offering fails to be completed by July 1, 1998 as a result of certain actions or inactions of the Company, the Company has agreed to reimburse the Managing Underwriter for its out-of-pocket expenses incurred in connection with the Offering up to a maximum of $60,000 (of which no more than $40,000 may be attributable to fees of counsel).

  The Company has agreed to indemnify the Managing Underwriter against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Managing Underwriter may be required to make in respect thereof. The Managing Underwriter has agreed to indemnify the Company against any liabilities by reason of misstatements or omissions to state material facts in connection with the statements made in this Prospectus based on information relating to the Underwriters and furnished in writing by the Underwriters specially for inclusion herewith.

  Rule 101 of Regulation M of the Exchange Act ("Regulation M") may prohibit the Managing Underwriter and any broker-dealer participating in the Offering ("Dealer") from engaging in market making activities with regard to the Company's securities for up to five business days prior to the Offering by the Company of the Common Stock until the termination of the Offering ("Restricted Period"). As a result, the Managing Underwriter and Dealers may be unable to continue to provide a market for the Common Stock during certain periods prior to and during the Restricted Period.

  The Managing Underwriter may engage in over-allotment, stabilizing transactions and short covering transactions in accordance with Regulation M. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short coverage transactions involve purchases of the Shares in the open market after the distribution has been completed in order to cover short positions even if over-allotment shares are still available. Such over-allotment, stabilizing transactions, and short covering transactions may cause the price of the Shares to be higher than they would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq SmallCap Market(SM) or otherwise and, if commenced, may be discontinued at any time.

  The Company, its executive officers and directors, and each of their affiliates, have agreed that, for a period ending 120 days following the date of this Prospectus, they will not, without the prior written consent of the Managing Underwriter, offer, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any security or other instrument which by its terms is convertible, into, or exercisable or exchangeable for, shares of Common Stock or other securities of the

Company, including, without limitation, any shares of Common Stock issuable pursuant to the terms of any employee stock options.

  Additionally, the Underwriters and Dealers that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock in accordance with Rule 103 of Regulation M. Rule 103 of Regulation M permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also market makers in the security being distributed to engage in limited market making transactions during the period when Rule 101 of Regulation M would otherwise prohibit such activity. In general, under Rule 103 of Regulation M, any Underwriter or Dealer engaged in passive market making in the Common Stock (i) may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock displayed by a market maker that is not participating in the distribution of the Common Stock, (ii) may not have net daily purchases of the Common Stock that exceed the greater of (A) 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding, or any 60 consecutive calendar days ending within the 10 calendar days preceding, the filing date of the Registration Statement of which this Prospectus forms a part or (B) 200 shares and (iii) must identify its bids as made by a passive market maker.

  The foregoing is a summary of the principal terms of the Underwriting Agreement described above and is a materially complete summary of such principal terms. Reference is made to a copy of the Underwriting Agreement which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. See "ADDITIONAL INFORMATION."

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Balch & Bingham LLP, Montgomery, Alabama. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Burr & Forman LLP, Birmingham, Alabama.

                                INDEMNIFICATION

  The Company's Certificate and By-Laws authorize the Company to indemnify its directors, officers, employees and agents to the full extent permitted by law.
Section 145 of the Delaware General Corporation Law contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the Delaware law, other than an action brought by or in the right of the Company, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the Company, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnittee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

  To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    EXPERTS

  The consolidated financial statements of the Company included in this Prospectus have been included herein in reliance upon the report of Mauldin & Jenkins LLC, Albany, Georgia, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                            EUFAULA BANCCORP, INC.

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Consolidated financial statements:
  Independent Auditor's Report............................................. F-2
  Consolidated Balance Sheets--December 31, 1997 and 1996.................. F-3
  Consolidated Statements of Income--Years ended December 31, 1997 and
   1996.................................................................... F-4
  Consolidated Statements of Stockholders' Equity--Years ended December 31,
   1997 and 1996........................................................... F-5
  Consolidated Statements of Cash Flows--Years ended December 31, 1997 and
   1996.................................................................... F-6
  Notes to Consolidated Financial Statements............................... F-8

  All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Eufaula BancCorp, Inc.
Eufaula, Alabama

  We have audited the accompanying consolidated balance sheets of EUFAULA BANCCORP, INC. AND SUBSIDIARIES as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eufaula BancCorp, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Albany, Georgia
February 4, 1998

                             EUFAULA BANCCORP, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996

                     ASSETS                           1997           1996
                     ------                       ------------  --------------
Cash and due from banks.......................... $  6,046,465  $    7,320,627
Interest-bearing deposits in banks...............          --          750,000
Federal funds sold...............................    2,450,000       1,375,000
Securities available for sale, at fair value.....   16,174,526      26,834,414
Securities held to maturity, at cost (fair value
 $9,667,334 and $10,484,389).....................    9,281,741      10,062,091
Loans............................................   78,603,624      52,167,811
Less allowance for loan losses...................      762,236         656,256
                                                  ------------  --------------
    Loans, net...................................   77,841,388      51,511,555
                                                  ------------  --------------
Premises and equipment, net......................    3,664,429       2,413,164
Other real estate................................      804,435         804,435
Other assets.....................................    4,678,670       3,744,747
                                                  ------------  --------------
                                                  $120,941,654  $  104,816,033
                                                  ============  ==============
      LIABILITIES AND STOCKHOLDERS' EQUITY
      ------------------------------------
Deposits
  Noninterest-bearing demand..................... $ 18,305,750  $   18,783,155
  Interest-bearing demand........................   31,782,198      26,412,239
  Savings........................................    4,930,765       5,530,097
  Time, $100,000 and over........................   16,932,656      13,692,689
  Other time.....................................   32,657,315      25,879,298
                                                  ------------  --------------
    Total deposits...............................  104,608,684      90,297,478
  Federal funds purchased........................          --        1,200,000
  Securities sold under repurchase agreements....          --        1,475,000
  Other borrowings...............................    3,100,000             --
  Other liabilities..............................    1,291,643       1,128,704
                                                  ------------  --------------
    Total liabilities............................  109,000,327      94,101,182
                                                  ------------  --------------
Commitments and contingent liabilities
Stockholders' equity
  Preferred stock, par value $.10; 50,000 shares
   authorized, none issued
  Common stock, par value $1; 5,000,000 shares
   authorized, 2,097,916 and 1,353,204 shares
   issued, respectively..........................    2,097,916       1,353,204
  Surplus........................................      107,779         232,587
  Retained earnings..............................    9,737,976       9,221,469
  Unrealized (losses) on securities available for
   sale, net of taxes............................       (2,344)        (92,409)
                                                  ------------  --------------
    Total stockholders' equity...................   11,941,327      10,714,851
                                                  ------------  --------------
                                                  $120,941,654  $104,816,03310
                                                  ============  ==============

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             EUFAULA BANCCORP, INC.
                                AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                              1997       1996
                                                           ---------- ----------
INTEREST INCOME
  Interest and fees on loans.............................. $6,683,278 $5,064,734
  Interest on taxable securities..........................  1,464,021  1,776,018
  Interest on nontaxable securities.......................    466,530    473,567
  Interest on deposits in other banks.....................     22,806     26,085
  Interest on Federal funds sold..........................     80,363    105,007
                                                           ---------- ----------
                                                            8,716,998  7,445,411
                                                           ---------- ----------
INTEREST EXPENSE
  Interest on deposits....................................  3,502,234  2,950,361
  Interest on other borrowings............................    252,330     48,915
                                                           ---------- ----------
                                                            3,754,564  2,999,276
                                                           ---------- ----------
    Net interest income...................................  4,962,434  4,446,135
PROVISION FOR LOAN LOSSES                                     173,668     81,000
                                                           ---------- ----------
    Net interest income after provision for loan losses...  4,788,766  4,365,135
                                                           ---------- ----------
OTHER INCOME
  Service charges on deposit accounts.....................    744,254    690,746
  Security transactions, net..............................     19,697     27,470
  Origination fees on mortgage loans......................    171,994    110,738
  Other...................................................    182,666    155,558
                                                           ---------- ----------
                                                            1,118,611    984,512
                                                           ---------- ----------
OTHER EXPENSES
  Salaries and employee benefits..........................  2,435,131  2,019,949
  Equipment and occupancy expense.........................    600,493    488,156
  Amortization of intangibles.............................     78,745     78,745
  Legal and professional expense..........................    162,549     93,714
  Data processing expenses................................    101,064     58,859
  Directors fees..........................................     97,983     88,250
  Other operating expense.................................    997,085    723,407
                                                           ---------- ----------
                                                            4,473,050  3,551,080
                                                           ---------- ----------
    Income before income taxes............................  1,434,327  1,798,567
APPLICABLE INCOME TAXES                                       426,935    569,478
                                                           ---------- ----------
    Net income............................................ $1,007,392 $1,229,089
                                                           ========== ==========
NET INCOME PER COMMON SHARE
  Basic................................................... $     0.48 $     0.61
                                                           ========== ==========
  Diluted................................................. $     0.45 $     0.56
                                                           ========== ==========

                See Notes to Consolidated Financial Statements.

                             EUFAULA BANCCORP, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                       UNREALIZED
                                                                         GAINS
                                                                      (LOSSES) ON
                                                                       SECURITIES
                              COMMON STOCK                             AVAILABLE
                          --------------------  CAPITAL    RETAINED    FOR SALE,
                           SHARES   PAR VALUE   SURPLUS    EARNINGS   NET OF TAXES    TOTAL
                          --------- ---------- ---------  ----------  ------------ -----------
BALANCE, DECEMBER 31,
 1995...................    676,602 $  676,602 $ 909,189  $8,263,021   $  98,972   $ 9,947,784
Net income..............        --         --        --    1,229,089         --      1,229,089
Cash dividend declared,
 $.13 per share.........        --         --        --     (270,641)        --       (270,641)
Net change in unrealized
 (losses) on securities
 available-for-sale, net
 of tax.................        --         --        --          --     (191,381)     (191,381)
Two-for-one common stock
 split..................    676,602    676,602  (676,602)        --          --            --
                          --------- ---------- ---------  ----------   ---------   -----------
BALANCE, DECEMBER 31,
 1996...................  1,353,204  1,353,204   232,587   9,221,469     (92,409)   10,714,851
Net income..............        --         --        --    1,007,392         --      1,007,392
Cash dividend declared,
 $.14 per share.........        --         --        --     (291,584)        --       (291,584)
Net change in unrealized
 (losses) on securities
 available-for-sale, net
 of tax.................        --         --        --          --       90,065        90,065
Three-for-two common
 stock split............    699,301    699,301  (699,301)        --          --            --
Proceeds from exercise
 of stock options.......     45,411     45,411   207,455         --          --        252,866
Purchase of fractional
 shares.................        --         --        (85)        --          --            (85)
Reduction in income
 taxes payable resulting
 from exercise of stock
 options................        --         --    167,822         --          --        167,822
Transfer to surplus.....        --         --    199,301    (199,301)        --            --
                          --------- ---------- ---------  ----------   ---------   -----------
BALANCE, DECEMBER 31,
 1997...................  2,097,916 $2,097,916 $ (91,522) $9,937,277   $  (2,344)  $11,941,327
                          ========= ========== =========  ==========   =========   ===========



                See Notes to Consolidated Financial Statements.

                             EUFAULA BANCCORP, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                         1997         1996
                                                      -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income......................................... $ 1,007,392  $ 1,229,089
                                                      -----------  -----------
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation.....................................     235,465      184,564
    Amortization.....................................      78,745       78,745
    Provision for loan losses........................     173,668       81,000
    Provision for deferred taxes.....................     (25,438)        (913)
    Net realized gains on securities available for
     sale............................................     (19,697)     (27,470)
    (Increase) decrease in interest receivable.......     146,513      (44,025)
    Increase (decrease) in interest payable..........     155,509       (5,939)
    Increase (decrease) in taxes payable.............       9,257      (58,413)
    Other prepaids, deferrals and accruals, net......    (960,132)    (620,612)
                                                      -----------  -----------
      Total adjustments..............................    (206,110)    (413,063)
                                                      -----------  -----------
      Net cash provided by operating activities......     801,282      816,026
                                                      -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  (Increase) decrease in interest-bearing deposits in
   banks.............................................     750,000     (500,000)
  Increase in Federal funds sold.....................  (1,075,000)    (575,000)
  Purchases of securities available for sale.........  (5,820,234) (13,110,890)
  Proceeds from sales of securities available for
   sale..............................................   6,798,070    6,809,250
  Proceeds from maturities of securities available
   for sale..........................................   9,851,858    3,245,913
  Purchases of securities held to maturity...........         --      (997,428)
  Proceeds from maturities of securities held to
   maturity..........................................     780,350      822,506
  Increase in loans, net............................. (26,503,501)  (4,547,404)
  Proceeds from sale of assets.......................      10,000          --
  Purchase of premises and equipment.................  (1,496,730)    (530,313)
                                                      -----------  -----------
      Net cash used in investing activities.......... 116,705,187)  (9,383,366)
                                                      -----------  -----------

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                          1997         1996
                                                      ------------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in deposits............................... $ 14,243,546  $6,750,906
  Proceeds from the exercise of stock options........      252,866         --
  Increase (decrease) in securities sold under
   repurchase agreements.............................   (1,475,000)  1,475,000
  Increase (decrease) in Federal funds purchased.....   (1,200,000)    650,000
  Advances from Federal Home Loan Bank...............    3,100,000         --
  Dividends paid.....................................     (291,584)   (202,981)
  Purchase of fractional shares......................          (85)        --
                                                      ------------  ----------
    Net cash provided by financing activities........   14,629,743   8,672,925
                                                      ------------  ----------
Net increase (decrease) in cash and due from banks...   (1,274,162)    105,585
Cash and due from banks at beginning of year.........    7,320,627   7,215,042
                                                      ------------  ----------
Cash and due from banks at end of year............... $  6,046,465  $7,320,627
                                                      ============  ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Interest......................................... $  3,599,055  $3,005,215
    Income taxes..................................... $    443,116  $  628,804
NONCASH TRANSACTIONS
  Unrealized (losses) on securities available for
   sale.............................................. $   (150,109) $ (318,966)
  Transfer from loans to other real estate........... $        --   $  804,432


                See Notes to Consolidated Financial Statements.

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 NATURE OF BUSINESS

  Eufaula BancCorp, Inc. (the Company) is a bank holding company whose business is presently conducted by its wholly-owned subsidiaries, Southern Bank of Commerce (formerly Eufaula Bank and Trust Company) in Eufaula, Alabama and First American Bank of Walton County (First American Bank) in Santa Rosa Beach, Florida. The Banks provide a full range of banking services to individual and corporate customers in Eufaula and Montgomery, Alabama and in northwest Florida. The Banks are subject to the regulations of certain Federal and state agencies and are periodically examined by certain regulatory authorities.

 BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and accounts are eliminated in consolidation.

  The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

 CASH AND CASH EQUIVALENTS

  Cash on hand, cash items in process of collection, and amounts due from banks are included in cash and cash equivalents.

  The Company maintains amounts due from banks which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts.

 SECURITIES

  Securities are classified based on management's intention on the date of purchase. Securities which management has the intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. All other debt securities are classified as available for sale and carried at fair value with net unrealized gains and losses included in stockholders' equity net of tax. Marketable equity securities are carried at fair value with net unrealized gains and losses included in stockholders' equity.

  Interest and dividends on securities, including amortization of premiums and accretion of discounts, are included in interest income. Realized gains and losses from the sales of securities are determined using the specific identification method.

 LOANS

  Loans are carried at their principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding.

  Loan origination fees and certain direct costs of most loans are recognized at the time the loan is recorded. Because net origination loan fees and costs are not material, the results of operations are not materially different than the results which would be obtained by accounting for loan fees and costs in accordance with generally accepted accounting principles.

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

  The allowance for loan losses is maintained at a level that management believes to be adequate to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, composition of the loan portfolio, and other risks inherent in the portfolio. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to record additions to the allowance based on their judgment about information available to them at the time of their examinations.

  The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Interest income is subsequently recognized only to the extent cash payments are received.

  A loan is impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the terms of the loan agreement. Individually identified impaired loans are measured based on the present value of payments expected to be received, using the contractual loan rate as the discount rate. Alternatively, measurement may be based on observable market prices or, for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

 PREMISES AND EQUIPMENT

  Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

 INTANGIBLE ASSETS

  Cost in excess of net assets acquired resulting from a bank acquisition accounted for as a purchase transaction is being amortized over twenty-five
(25) years on a straight-line basis.

 OTHER REAL ESTATE OWNED

  Other real estate owned represents properties acquired through foreclosure. Other real estate owned is held for sale and is carried at the lower of the recorded amount of the loan or fair value of the properties less estimated selling costs. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Subsequent gains or losses on sale and any subsequent adjustment to the value are recorded as other expenses.

 PROFIT-SHARING PLAN

  Profit-sharing plan costs are funded as accrued and are based on a percentage of individual employee's salary, not to exceed the amount that can be deducted for Federal income tax purposes.

 INCOME TAXES

  Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred tax assets and liabilities are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES
financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax assets or liabilities between periods.

  Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards, and tax credits will be realized.

  The Company and its subsidiaries file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income taxes (benefits) of the consolidated group.

 EARNINGS PER COMMON SHARE

  Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted average number of common shares outstanding and potential common shares. Earnings per common share for the prior periods have been restated to reflect the adoption of FASB 128. All per share data for prior years have been adjusted to reflect the three-for-two stock split effected in the form of a 50% stock dividend to shareholders of record as of November 15, 1997.

 CURRENT ACCOUNTING DEVELOPMENTS

  In June 1996, the Financial Accounting Standards Board (the FASB ) issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". ("SFAS No. 125"). This Statement provides standards for distinguishing transfers of financial assets that are sales from those that are secured borrowings, and provides guidance on the recognition and measurement of asset servicing contracts and on debt extinguishments. As issued, SFAS No. 125 is effective for transactions occurring after December 31, 1996. However, as a result of an amendment to SFAS No. 125 by the FASB in December 1996, certain provisions of SFAS No. 125 are deferred for an additional year. Adoption of the new accounting standard is not expected to have a material impact on the Company's financial statements.

  In February 1997, the FASB issued SFAS No. 128, "Earnings per Share". This statement simplifies the standards for computing earnings per share previously set forth in APB Opinion No. 15, "Earnings per Share", and makes them comparable to international Earnings per Share ("EPS") standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. This statement is effective for financial statements issued for periods ending after December 15, 1997. The adoption of this statement did not have a material impact on the Company's financial statements.

  In June 1997, the FASB issued SFAS No 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES
in a financial statement that is displayed with the same prominence as other financial statements. This statement does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance or other comprehensive income by their nature in a financial statement and display the accumulated balance or other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. The adoption of this statement is not expected to have a material impact on the Company's financial statements.

  In June 1997, The FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. The statement requires that a business enterprise report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. It requires reconciliations of total segment revenues, total segment profit or loss, total segment assets and other amounts disclosed for segments to corresponding amounts in the enterprise's general-purpose financial statements. It requires that the enterprise report information about the revenues derived from the enterprise s products or services, about the countries in which the enterprise earns revenues and hold assets and about major customers. This Statement is effective for financial Statements for periods beginning after December 15, 1997. The adoption of this statement is not expected to have a material impact on the Company's financial statements.

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

NOTE 2. SECURITIES

  The amortized cost and fair value of securities are summarized as follows:

                                               GROSS      GROSS
                                  AMORTIZED  UNREALIZED UNREALIZED
                                    COST       GAINS      LOSSES     FAIR VALUE
                                 ----------- ---------- ----------  ------------
Securities Available for Sale
 December 31, 1997:
  U. S. Government and agency
   securities................... $14,195,851  $ 53,641  $ (61,814)  $ 14,187,678
  Mortgage-backed securities....   1,982,581     8,334     (4,067)     1,986,848
                                 -----------  --------  ---------   ------------
                                 $16,178,432  $ 61,975  $ (65,881)  $ 16,174,526
                                 ===========  ========  =========   ============
 December 31, 1996:
  U.S. Government and agency
   securities................... $23,516,656  $ 39,018  $(204,262)  $ 23,351,412
  Mortgage-backed securities....   3,002,140     6,672    (13,860)     2,994,952
  Other securities..............     469,633    18,417        --         488,050
                                 -----------  --------  ---------   ------------
                                 $26,988,428  $ 64,107  $(218,122)  $ 26,834,414
                                 ===========  ========  =========   ============
                                               GROSS      GROSS
                                  AMORTIZED  UNREALIZED UNREALIZED
                                    COST       GAINS      LOSSES     FAIR VALUE
                                 ----------- ---------- ----------  ------------
Securities Held to Maturity
 December 31, 1997:
  U.S. Government and agency
   securities................... $   749,576  $    502  $  (3,380)  $    746,698
  State and municipal securi-
   ties.........................   8,110,317   383,651        --       8,493,968
  Mortgage-backed securities....     421,848     6,235    (1 ,415)       426,668
                                 -----------  --------  ---------   ------------
                                 $ 9,281,741  $390,388  $  (4,795)  $  9,667,334
                                 ===========  ========  =========   ============
 December 31, 1996:
  U.S. Government and agency
   securities................... $   750,000  $    --   $ (11,095)  $    738,905
  State and municipal securi-
   ties.........................   8,707,202   436,566     (3,315)     9,140,353
  Mortgage-backed securities....     604,889     6,133     (5,891)       605,131
                                 -----------  --------  ---------   ------------
                                 $10,062,091  $442,699  $ (20,401)  $ 10,484,389
                                 ===========  ========  =========   ============


  The amortized cost and fair value of securities as of December 31, 1997 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

                                   SECURITIES AVAILABLE    SECURITIES HELD TO
                                         FOR SALE               MATURITY
                                  ----------------------- ---------------------
                                   AMORTIZED     FAIR     AMORTIZED     FAIR
                                     COST        VALUE       COST      VALUE
                                  ----------- ----------- ---------- ----------
   Due in one year or less....... $ 3,512,404 $ 3,503,595 $1,087,104 $1,093,172
   Due from one year to five
    years........................   5,659,953   5,712,425  3,236,884  3,328,435
   Due from five to ten years....   5,023,494   4,971,658  4,249,306  4,505,816
   Due after ten years...........         --          --     286,599    313,243
   Mortgage-backed securities....   1,982,581   1,986,848    421,848    426,668
                                  ----------- ----------- ---------- ----------
                                  $16,178,432 $16,174,526 $9,281,741 $9,667,334
                                  =========== =========== ========== ==========

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

  Securities with a carrying value of $11,787,849 and $15,681,776 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits and for other purposes.

  Gross realized gains and gross realized losses on sales of securities were:

                                                               DECEMBER 31,
                                                             -----------------
                                                              1997      1996
                                                             -------  --------
   Gross realized gains on sales of securities.............. $29,555  $ 34,729
   Gross losses on sales of securities......................  (9,858)   (7,259)
                                                             -------  --------
   Net realized gains on sales of securities available for
   sale..................................................... $19,697  $ 27,470
                                                             =======  ========

NOTE 3. LOANS AND ALLOWANCE FOR LOAN LOSSES

  The composition of loans is summarized as follows:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1997         1996
                                                       -----------  -----------
     Commercial financial and agricultural............ $20,809,399  $11,276,143
     Real estate-construction.........................   3,253,356    2,896,148
     Real estate-mortgage.............................  40,046,125   27,691,446
     Consumer.........................................  14,694,075   10,468,374
     Other............................................      13,498       41,068
                                                       -----------  -----------
                                                        78,816,453   52,373,179
     Unearned income..................................    (212,829)    (205,368)
     Allowance for loan losses........................    (762,236)    (656,256)
                                                       -----------  -----------
     Loans, net....................................... $77,841,388  $51,511,555
                                                       ===========  ===========

  Changes in the allowance for loan losses for the years ended December 31 are as follows:

                                                               DECEMBER 31,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
     Balance, beginning of year............................. $656,256  $605,163
      Provision charged to operations.......................  173,668    81,000
      Loans charged off.....................................  (82,046)  (45,786)
      Recoveries of loans previously charged off............   14,358    15,879
                                                             --------  --------
     Balance, end of year................................... $762,236  $656,256
                                                             ========  ========

  The Company has granted loans to certain directors, executive officers, and related entities of the Company and the Banks. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan involved. Changes in related party loans for the years ended December 31 were as follows:

                                                         1997          1996
                                                     ------------  ------------
      Balance, beginning of year.................... $  2,630,728  $  2,642,949
        Advances....................................    3,649,877     3,435,657
        Repayments..................................   (2,397,799)   (3,447,878)
                                                     ------------  ------------
      Balance, end of year.......................... $  3,882,806  $  2,630,728
                                                     ============  ============

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

NOTE 4. PREMISES AND EQUIPMENT

  Premises and equipment are summarized as follows:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1997         1996
                                                       -----------  -----------
      Land and buildings.............................. $ 3,027,225  $ 2,265,503
      Equipment.......................................   1,676,093    1,159,753
      Construction in progress........................     336,089      205,207
                                                       -----------  -----------
                                                         5,039,407    3,630,463
      Accumulated depreciation........................  (1,374,978)  (1,217,299)
                                                       -----------  -----------
                                                       $ 3,664,429  $ 2,413,164
                                                       ===========  ===========

  Depreciation expense for the years ended December 31, 1997 and 1996 was $235,465 and $184,564, respectively.

NOTE 5. EMPLOYEE BENEFIT PLANS

  The subsidiary banks have noncontributory profit-sharing plans covering all employees, subject to certain minimum age and service requirements. The contribution for the years ended December 31, 1997 and 1996 was $68,000 and $72,383, respectively.

  The Company provides a nonqualified Employee Stock Purchase Plan, including employees of both subsidiary banks. The primary purpose is to enable the employees to participate in the ownership of the Company. An employee who has been employed on a full time basis for one year or more is eligible for the Plan. Employees can contribute from five to seven percent of their compensation, depending on years of service. The banks contribute an amount equal to 50% of the employee's contribution. Contributions are used to purchase shares of Eufaula BancCorp, Inc. common stock. The contribution for the years ended December 31, 1997 and 1996 was $13,732 and $14,813, respectively.

  The Company has a nonqualified Stock Purchase Plan for directors. The primary purpose is to enable the directors to participate in the ownership of the Company. All directors are eligible for the Plan. A director can contribute in increments of $50 not to exceed $200 per month. The Banks contribute an amount equal to 50 percent of the director's contribution. Contributions to the Plan are used to purchase shares of Eufaula BancCorp, Inc. common stock. The contributions for the years ended December 31, 1997 and 1996 were $19,300 and $16,800, respectively.

NOTE 6. DEFERRED COMPENSATION PLAN

  During 1996, Southern Bank of Commerce modified its indexed deferred compensation plan for certain executive officers and directors. The Plan is designed to provide supplemental retirement benefits and supersedes the existing deferred compensation plan. As a result of the modification, transactions resulted in an expense of $16,517 for 1997 and a net decrease in expense of $32,636 in 1996.

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

NOTE 7. OTHER BORROWINGS

  Other borrowings consist of the following:

                                                               DECEMBER 31,
                                                            -------------------
                                                               1997      1996
                                                            ---------- --------
     Advances from Federal Home Loan Bank with interest at
      a fixed rate of 6.58% due on March 14, 1999.........  $2,500,000 $    --
     Advances from Federal Home Loan Bank with interest at
      adjustable rates (currently at 6.50% at December 31,
      1997) due on September 23, 1998.....................     600,000      --
                                                            ---------- --------
                                                            $3,100,000 $    --
                                                            ========== ========

  The advances from the Federal Home Loan Bank are collateralized by the pledging of first mortgage loans on one to four family residences.

NOTE 8. INCOME TAXES

  The provision for income taxes consists of the following:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1997      1996
                                                            --------  ---------
     Current............................................... $284,551  $ 570,391
     Benefit from exercise of stock options................  167,822        --
     Deferred..............................................  (25,438)      (913)
                                                            --------  ---------
       Provision for income taxes.......................... $426,935  $ 569,478
                                                            ========  =========

  The Company's provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                                     DECEMBER 31,
                                          -------------------------------------
                                                1997               1996
                                          ------------------ ------------------
                                           AMOUNT    PERCENT  AMOUNT    PERCENT
                                          ---------  ------- ---------  -------
     Tax provision at statutory rate..... $ 487,670     34%  $ 611,513     34%
     Tax-exempt interest.................  (136,615)   (10)   (147,057)    (8)
     Amortization........................    26,773      2      26,773      1
     State income taxes..................    45,748      3      51,454      3
     Other items, net....................     3,359      1      26,795      2
                                          ---------    ---   ---------    ---
       Provision for income taxes........ $ 426,935     30%  $ 569,478     32%
                                          =========    ===   =========    ===

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

  The components of deferred income taxes are as follows:

                                                                 DECEMBER 31,
                                                               -----------------
                                                                 1997     1996
                                                               -------- --------
     DEFERRED TAX ASSETS:
       Loan loss reserves..................................... $101,886 $ 55,031
       Deferred compensation..................................   93,989   76,576
       Accounting for other real estate.......................    1,582    1,582
       Unrealized losses on securities available for sale.....    1,563   61,607
       Stock options..........................................    5,574   17,095
                                                               -------- --------
                                                                204,594  211,891
                                                               -------- --------
     DEFERRED TAX LIABILITIES:
       Depreciation and amortization..........................  110,116   83,969
       Accretion..............................................    5,164    4,002
                                                               -------- --------
                                                                115,280   87,971
                                                               -------- --------
     Net deferred tax assets ................................. $ 89,314 $123,920
                                                               ======== ========

NOTE 9. STOCK OPTIONS

  Prior to 1995, the Company entered into or assumed liability for various nonqualified stock option agreements with key employees. During 1995, the Company adopted the 1994 Stock Option Plan whereby the Company may grant options to certain key employees to purchase up to 600,000 shares of the Company's $1 par value common stock at an option price of $4 per share. During 1996, the Plan was amended to include the directors of the Company. As of December 31, 1997, options that had been granted to five key employees to purchase a total of 297,000 shares of common stock.

  A summary of information relating to the stock option plans at December 31, 1997 and 1996 and changes during the years ended on those dates is as follows:

                                                      DECEMBER 31,
                                          --------------------------------------
                                                 1997                1996
                                          -------------------- -----------------
                                                     WEIGHTED-         WEIGHTED-
                                                      AVERAGE           AVERAGE
                                                     EXERCISE          EXERCISE
                                           NUMBER      PRICE   NUMBER    PRICE
                                          ---------  --------- ------- ---------
     Under option, beginning of year....    402,000    $3.83   402,000   $3.83
       Granted..........................     75,000     9.27       --      --
       Exercised........................    (68,117)    3.27       --      --
       Forfeited........................   (111,883)    4.00       --      --
                                          ---------            -------
     Under option, end of year..........    297,000     5.27   402,000    3.83
                                          =========            =======
     Exercisable at end of year.........     84,000            114,000
                                          =========            =======
     Available for grant at end of year.    165,000            240,000
                                          =========            =======
     Weighted average fair value per op-
      tion of options granted during the
      year..............................  $    3.38              $ --
                                          =========            =======

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

  Additional information about options outstanding at December 31, 1997 is as follows:

                    OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
         ------------------------------------------ ---------------------
                               WEIGHTED-
                                AVERAGE   WEIGHTED-             WEIGHTED-
         RANGE OF             CONTRACTUAL  AVERAGE               AVERAGE
         EXERCISE   NUMBER      LIFE IN   EXERCISE    NUMBER    EXERCISE
          PRICES  OUTSTANDING    YEARS      PRICE   OUTSTANDING   PRICE
         -------- ----------- ----------- --------- ----------- ---------
          $ 2.54     12,000       0.5      $ 2.54     12,000      $2.54
            4.00    120,000       5.0        4.00     45,000       4.00
            4.00     90,000       7.0        4.00     27,000       4.00
            9.00     45,000      10.0        9.00        --         --
            9.67     30,000      10.0        9.67        --         --
                    -------                           ------
                    297,000      6.69        5.27     84,000       3.79
                    =======                           ======

NOTE 10. EARNINGS PER COMMON SHARE

  The following is a reconciliation of net income (the numerator) and the weighted average shares outstanding (the denominator) used in determining basic and diluted earnings per share:

                                                   YEAR ENDED DECEMBER 31, 1997
                                                  ------------------------------
                                                    INCOME    SHARES   PER SHARE
                                                  ---------- --------- ---------
   Basic earnings per share
     Net income.................................. $1,007,392 2,082,715   $0.48
                                                                         =====
   Effect of dilutive securities
     Stock options...............................        --    158,464
                                                  ---------- ---------
   Dilutive earnings per share
     Net income.................................. $1,007,392 2,241,179   $0.45
                                                  ========== =========   =====

                                                   YEAR ENDED DECEMBER 31, 1996
                                                  ------------------------------
                                                    INCOME    SHARES   PER SHARE
                                                  ---------- --------- ---------
     Basic earnings per share
       Net income................................ $1,229,089 2,029,806  $ 0.61
                                                                        ======
     Effect of dilutive securities
       Stock options ............................        --    181,714
                                                  ---------- ---------
     Dilutive earnings per share
       Net income ............................... $1,229,089 2,211,520  $ 0.56
                                                  ========== =========  ======

NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES

  In the normal course of business, the Company has entered into off-balance-sheet financial instruments which are not reflected in the financial statements. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are included in the financial statements when funds are disbursed or the instruments become payable. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

  The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. A summary of the Company's commitments is as follows:

                                                          DECEMBER 31,
                                                     -----------------------
                                                        1997        1996
                                                     ----------- -----------
     Commitments to extend credit..................  $19,518,373 $ 7,971,877
     Loans sold with recourse .....................    1,646,904   1,908,879
     Standby letters of credit.....................    1,352,889   1,390,239
                                                     ----------- -----------
                                                     $22,518,166 $11,270,995
                                                     =========== ===========


  Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and improvements, crops, marketable securities, accounts receivable, inventory, equipment, and personal property.

  Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

  In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management of the Company, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

  Southern Bank of Commerce leases a small tract of land from the family of the former Chairman of the Board. The lease provides for a monthly rental of $2,154. It was recomputed in 1996 and will be recomputed again in 2001 based on the change in the Consumer Price Index. The lease is accounted for as an operating lease and the total rental expense included in the consolidated statements of income for each of the years ended December 31, 1997 and 1996 was $25,848.

NOTE 12. CONCENTRATIONS OF CREDIT

  The Company's subsidiaries make agricultural, agribusiness, commercial, residential and consumer loans to customers primarily in the market areas described in Note 1. A substantial portion of the Company's customers' abilities to honor their contracts is dependent on the business economy in the above areas.

  Fifty-five percent (55%) of the Company's loan portfolio is concentrated in real estate loans, of which 4% consists of construction loans. A substantial portion of these loans are secured by real estate in the Company's primary market area. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of the loan portfolio and the recovery of the carrying amount of other real estate owned are susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth in Note 3.

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

NOTE 13. REGULATORY MATTERS

  The Company is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 1997, approximately $1,233,722 of retained earnings were available for dividend declaration without regulatory approval.

  The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Banks must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and Banks capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 1997, the Company and the Banks meet all capital adequacy requirements to which it is subject.

  As of December 31, 1997, the most recent notification from the FDIC categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Banks' category.

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

  The Company and Banks' actual capital amounts and ratios are presented in the following table.

                                                                  TO BE WELL
                                                FOR CAPITAL    CAPITALIZED UNDER
                                                  ADEQUACY     PROMPT CORRECTIVE
                                 ACTUAL           PURPOSES     ACTION PROVISIONS
                           ------------------ ---------------- -----------------
                             AMOUNT    RATIO    AMOUNT   RATIO   AMOUNT   RATIO
                           ----------- ------ ---------- ----- ---------- ------
As of December 31, 1997
 Total Capital (to Risk
  Weighted Assets):
 Consolidated............  $11,208,977 14.03% $6,390,898 8.00% $7,988,623 10.00%
 Southern Bank of
  Commerce...............  $ 7,848,969 13.91% $4,513,819 8.00% $5,642,274 10.00%
 First American Bank.....  $ 2,985,802 12.76% $1,871,420 8.00% $2,339,274 10.00%
 Tier I Capital (to Risk
  Weighted Assets):
 Consolidated............  $10,471,419 13.11% $3,195,449 4.00% $4,793,174  6.00%
 Southern Bank of
  Commerce...............  $ 7,289,534 12.92% $2,256,910 4.00% $3,385,364  6.00%
 First American Bank.....  $ 2,807,679 12.00% $  935,710 4.00% $1,403,565  6.00%
 Tier I Capital (to
  Average Assets):
 Consolidated............  $10,471,419  9.20% $4,611,564 4.00% $5,764,455  5.00%
 Southern Bank of
  Commerce...............  $ 7,289,534  8.73% $3,339,680 4.00% $4,174,600  5.00%
 First American Bank.....  $ 2,807,679  8.44% $1,330,680 4.00% $1,663,350  5.00%
As of December 31, 1996
 Total Capital (to Risk
  Weighted Assets):
 Consolidated............  $ 9,887,372 16.60% $4,765,970 8.00% $5,957,462 10.00%
 Southern Bank of
  Commerce...............  $ 7,276,250 17.64% $3,299,268 8.00% $4,124,086 10.00%
 First American Bank.....  $ 2,453,122 13.40% $1,464,864 8.00% $1,831,080 10.00%
 Tier I Capital (to Risk
  Weighted Assets):
 Consolidated............  $ 9,258,607 15.54% $2,382,985 4.00% $3,574,477  6.00%
 Southern Bank of
  Commerce...............  $ 6,806,624 16.50% $1,649,634 4.00% $2,474,451  6.00%
 First American Bank.....  $ 2,293,983 12.53% $  732,432 4.00% $1,098,648  6.00%
 Tier I Capital (to
  Average Assets):
 Consolidated............  $ 9,258,607  9.42% $3,995,359 4.00% $4,994,199  5.00%
 Southern Bank of
  Commerce...............  $ 6,806,624  9.21% $2,956,320 4.00% $3,695,400  5.00%
 First American Bank.....  $ 2,293,983  8.32% $1,102,560 4.00% $1,378,200  5.00%

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow methods. Those methods are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to management as of December 31, 1997 and 1996. Such amounts have not been revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

  The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

CASH, DUE FROM BANKS, AND FEDERAL FUNDS SOLD:

  The carrying amounts of cash, due from banks, and Federal funds sold approximate their fair value.

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

AVAILABLE FOR SALE AND HELD TO MATURITY SECURITIES:

  Fair values for securities are based on quoted market prices. The carrying values of equity securities with no readily determinable fair value approximate fair values.

LOANS:

  For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow methods, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow methods or underlying collateral values.

DEPOSITS:

  The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow methods, using interest rates currently being offered on certificates.

OTHER BORROWINGS:

  The carrying amounts of Federal funds purchased and securities sold under agreements to repurchase approximate their fair value.

OFF-BALANCE SHEET INSTRUMENTS:

  Fair values of the Company's off-balance sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to the Company until such commitments are funded. The Company has determined that these instruments do not have a distinguishable fair value and no fair value has been assigned.

  The estimated fair values of the Company's financial instruments were as follows:

                                  DECEMBER 31, 1997        DECEMBER 31, 1996
                              ------------------------- -----------------------
                                CARRYING       FAIR      CARRYING      FAIR
                                 VALUE        VALUE        VALUE       VALUE
                              ------------ ------------ ----------- -----------
Financial assets:
  Cash and due from banks,
   interest-bearing deposits
   with banks and Federal
   funds sold................ $  8,496,465 $  8,496,465 $ 9,445,627 $ 9,445,627
  Securities available for
   sale......................   16,174,526   16,174,526  26,834,414  26,834,414
  Securities held to maturi-
   ty........................    9,281,741    9,667,334  10,062,091  10,484,389
  Loans......................   77,841,388   78,280,325  52,167,811  52,085,279
Financial liabilities:
  Deposits...................  104,608,684  105,192,522  90,495,197  89,059,793
  Securities sold under re-
   purchase agreements.......          --           --    1,475,000   1,475,000
  Other borrowings...........    3,100,000    3,100,000   1,200,000   1,200,000

NOTE 15. PARENT COMPANY FINANCIAL INFORMATION

  The following information presents the condensed balance sheets, statements of income and cash flows of Eufaula BancCorp, Inc. as of and for the years ended December 31, 1997 and 1996:

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

                            CONDENSED BALANCE SHEETS

                                                           1997         1996
                                                       ------------ ------------
     ASSETS
       Cash .......................................... $    114,799 $    197,719
       Investment in subsidiaries.....................   10,092,538    9,060,478
       Other assets...................................    1,823,937    1,571,618
                                                       ============ ============
         Total assets................................. $ 12,031,274 $ 10,829,815
       Liabilities, other............................. $     89,947 $    114,964
                                                       ------------ ------------
       Shareholders' equity...........................   11,941,327   10,714,851
                                                       ------------ ------------
         Total liabilities and shareholders' equity... $ 12,031,274 $ 10,829,815
                                                       ============ ============

                         CONDENSED STATEMENTS OF INCOME

                                                            1997       1996
                                                         ---------- -----------
Income, dividends from subsidiaries..................... $  690,000 $   452,700
Expense
  Amortization .........................................     78,745      78,745
  Other expense.........................................    465,998     253,182
    Total expense.......................................    544,743     331,927
  Income before income tax benefits and equity in
   undistributed income of subsidiaries.................    145,257     120,773
Income tax benefits.....................................    170,141      90,115
  Income before equity in undistributed income of
   subsidiaries ........................................    315,398     210,888
  Equity in undistributed income of subsidiaries........    691,994   1,018,201
                                                         ---------- -----------
  Net income............................................ $1,007,392 $ 1,229,089
                                                         ========== ===========

                    EUFAULA BANCCORP, INC. AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                          1997        1996
                                                       ----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.......................................... $1,007,392  $ 1,229,089
                                                       ----------  -----------
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Amortization......................................     78,745       78,745
    Undistributed income of subsidiaries..............   (691,994)  (1,018,201)
    Increase (decrease) in taxes payable..............   (166,763)      76,574
    Provision for deferred taxes......................     11,521          --
    Other prepaids, deferrals and accruals, net.......    (33,018)         --
                                                       ----------  -----------
      Total adjustments...............................   (801,509)    (862,882)
                                                       ----------  -----------
      Net cash provided by operating activities.......    205,883      366,207
                                                       ----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Contribution of capital to subsidiary bank..........   (250,000)         --
                                                       ----------  -----------
    Net cash used in investing activities.............   (250,000)         --
                                                       ----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of stock options.............    252,866          --
  Purchase of fractional shares.......................        (85)         --
  Dividends paid......................................   (291,584)    (202,981)
      Net cash used in financing activities...........    (38,803)    (202,981)
                                                       ----------  -----------
Net increase (decrease) in cash.......................    (82,920)     163,226
Cash at beginning of year.............................    197,719       34,493
                                                       ----------  -----------
Cash at end of year................................... $  114,799  $   197,719
                                                       ==========  ===========

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--------------------------------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Additional Information.....................................................   3
Prospectus Summary.........................................................   4
Risk Factors...............................................................   7
The Company................................................................  10
Market Price of and Dividends Declared on Common Stock.....................  11
Use of Proceeds............................................................  12
Capitalization.............................................................  13
Capital Ratios.............................................................  13
Dilution...................................................................  14
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations................................................................  15
Business...................................................................  29
Management.................................................................  33
Voting Securities and Principal
 Stockholders..............................................................  33
Executive Compensation.....................................................  36
Certain Relationships and Related
 Transactions..............................................................  37
Description of Capital Stock...............................................  38
Shares Eligible for Future Sale............................................  41
Supervision and Regulation.................................................  41
Underwriting...............................................................  45
Legal Matters..............................................................  46
Indemnification............................................................  46
Experts....................................................................  47
Index to Financial Statements.............................................. F-1

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                                 428,572 Shares

                             EUFAULA BANCCORP, INC.

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------

                           STERNE, AGEE & LEACH, INC.

                                 APRIL 21, 1998

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